Versión de firma/Execution version

CONTRATO DE APERTURA DE CRÉDITO	TERM LOAN AGREEMENT
SIMPLE A PLAZO DETERMINADO

Este Contrato de Crédito Simple a Plazo Determinado #1845 (el “Contrato”) se celebra el día 4 de Noviembre del 2013, entre:	This Term Loan Agreement #1845 (the “Agreement”), made as of the 4th day of November, 2013, by and between:

MOLIMENTALES DEL NOROESTE, S.A. DE C.V., una sociedad debidamente constituida de conformidad con las leyes de México (el “Acreditado”);	MOLIMENTALES DEL NOROESTE, S.A. DE C.V., a corporation duly organized and validly existing under the laws of the United Mexican States (the “Borrower”);

SANDVIK CUSTOMER FINANCE, LLC, una sociedad debidamente constituida conforme a las leyes del estado de Delaware, en Estados Unidos de América ("Sandvik");	SANDVIK CUSTOMER FINANCE, LLC a corporation duly organized and validly existing under the laws of the State of Delaware, United States of America ( “Sandvik”);

El cual sujetan a lo siguiente:	Subject to the following:

ARTICULO I	ARTICLE I
DEFINICIONES Y TÉRMINOS	DEFINITIONS AND ACCOUNTING TERMS

       Sección 1.01. Definición de Ciertos Términos. Tal y como se utilizan en el presente Contrato, los términos que se listan a continuación tendrán el significado siguiente, mismos significados que serán igualmente aplicables al plural como al singular de los mismos, según el contexto lo requiera:

       Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings, such meanings to be equally applicable to both the singular and plural forms of the terms defined:

“Acreditado” significa MOLIMENTALES DEL NOROESTE, S.A. DE C.V.	“Borrower” means MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

“Adelanto” significa la disposición o entrega de fondos con cargo al Crédito que Sandvik otorgue en favor del Acreditado, y que deberá documentarse mediante un Pagaré.	“Advance” means the disposition or delivery of the funds in charge of the Loan that Sandvik grants in favor of the Borrower, which advance shall be documented by a Note.

       “Afiliadas” significa las sociedades en las que el Acreditado tiene o tenga, directa o indirectamente, participación en el capital social o tiene o tenga el control de los órganos de administración o asambleas de socios o accionistas o aquellas sociedades en las que los accionistas del Acreditado tienen o tengan, directa o indirectamente, participación en el capital social o tienen o tengan el control de los órganos de administración o asambleas de socios o accionistas.

       “Affiliated Companies” means the companies in which the Borrower has, directly or indirectly, participation in the company’s stock or has the control of the board of administration or shareholder’s or member’s meetings, or the companies in which the Borrower’s shareholders have, directly or indirectly, participation in the company’s stock or has the control of the board of administration or shareholder’s or member’s meetings.

Versión de firma/Execution version

       “Anexos” significa cada uno de los Anexos a que hace referencia este Contrato, los cuales forman parte integrante del mismo y se tienen por reproducidos como si a la letra se insertasen en cada una de las secciones en las que se hace referencia a dichos Anexos.

       “Exhibits” means each and every one of the Exhibits referred to in this Agreement, which form part of the same and which are deemed reproduced as if inserted in writing in each and everyone of the sections in which the Exhibits are referred to.

       “Cambio de Propietario o Pérdida de Control” significa cualquier cambio en la estructura societaria o accionaria del Acreditado, que implique que el actual accionista o grupo de accionistas que directa o indirectamente es propietario del 50.01% o más de las acciones (o participaciones) representativas del capital social del Acreditado: (i) reduzca su porcentaje de tenencia accionaria por debajo del 50.01%, o (ii) por cualquier medio pierda el control de la asamblea general de accionistas o del Consejo de Administración, el derecho de nombrar a la mayoría de los miembros del Consejo de Administración o funcionarios del Acreditado, o (iii) por cualquier otro medio pierda el control del Acreditado.

       “Change of Owner or Loss of Control” means any change in the Borrower’s company’s or shareholders structure, which implies that the current shareholder or group of shareholders that directly or indirectly own 50.01% or more of the shares (or equity) representative of the Borrower’s or the Grantor’s stock: (i) decreased its shareholder percentage under 50.01%, or (ii) by any means loses control over the general shareholder’s meeting or of the Board of Administration, the rights to name the majority of the members of the Board of Administration or the Borrower’s or one of the officers, or (iii) by any other means loses control of the Borrower.

       “Capital Contable” significa, en cualquier fecha en que se haga el cálculo respectivo (i) el total de los activos del Acreditado en los estados financieros del Acreditado preparados para el período respectivo en forma consolidada, de conformidad con GAAP Mexicano, menos (ii) el total de los pasivos del Acreditado en los estados financieros del Acreditado preparados para el período respectivo en forma consolidada de conformidad con GAAP Mexicano.

       “Net-Worth” means at any time, at any date in which the corresponding calculation is performed (i) the total assets of the Borrower which would be shown as assets on the balance sheet of the Borrower at such time prepared on a consolidated basis in accordance with Mexican GAAP, minus (ii) the total liabilities of the Borrower and its Subsidiaries which would be shown as liabilities on the balance sheet of the Borrower prepared on a consolidated basis in accordance with Mexican GAAP.

“Causa de Incumplimiento” significa cualquiera de las situaciones descritas en la Sección 6.01 del presente Contrato.	“Event of Default” means any of the events described in Section 6.01 hereof.

“Comisión por Estructuración” tiene el significado que se le atribuye en la Sección 2.08	“Arrangement Fee” has the meaning set forth in Section 2.08.

       “Crédito” significa el Crédito simple a plazo determinado otorgado por Sandvik en favor del Acreditado de conformidad con lo dispuesto en el Artículo II del presente Contrato y por la cantidad principal en conjunto de hasta U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América).

       “Loan” means the term Loan granted by Sandvik in favor of the Borrower pursuant to Article II hereof for the principal amount of up to U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America).

Versión de firma/Execution version

“Contrato de Prenda” tiene el significado que se le atribuye en la Sección 4.01 (o).	“Pledge Agreement” has the meaning set forth in Section 4.01.

       “Día Hábil” significa cualquier día en el que la banca comercial se encuentre abierta para realizar transacciones internacionales (incluyendo transacciones de depósitos en Dólares) en las ciudades de Santiago de Chile, Chile, y la Ciudad de México, Distrito Federal.

       “Business Day” shall mean any day, on which commercial banks are open to perform international transactions (including transactions in Dollars) in the cities of Santiago de Chile, Chile, and Mexico City, Mexico.

“Documentos del Crédito” significa este Contrato, sus Anexos, el Pagaré y el Contrato de Prenda.	“Loan Documents” means collectively, this Agreement, its Exhibits, the Note and the Pledge Agreement.

“Dólares” significa la moneda de curso legal de los Estados Unidos de América.	“Dollars” means lawful currency of the United States of America.

       “EBITDA” significa, para cualquier período la utilidad de operación, antes de pago de impuestos, participación de los trabajadores en las utilidades, intereses, depreciaciones y amortizaciones por dicho período, durante el período de 12 (doce) meses inmediatos anteriores a la fecha en que se haga el cálculo respectivo.

       “EBITDA” means for any period the operating income, before the payment of taxes, workers participation in the income, interests, depreciation and amortization for such period, for the period of 12 (twelve) immediate months prior to the date in which the corresponding calculation is performed.

       “Efecto Material Adverso” significa cualquier cambio adverso material en los negocios, situación financiera, activos o pasivos del Acreditado que pueda traer como consecuencia la afectación de Acreditado para cumplir con sus obligaciones conforme a este Contrato y el Pagaré.

       “Material Adverse Effect” means any material adverse effect on the business, financial situation, assets or liabilities of Borrower which may result in an impact for Borrower to comply with the obligations hereof and the Note.

“Fecha de Adelanto” significa la fecha en que el Crédito sea puesto a disposición del Acreditado por parte de Sandvik, de conformidad con las disposiciones del presente Contrato.	“Advance Date” means the date on which the Loan is disbursed to the Borrower by Sandvik, pursuant to the terms hereof.

“Fecha de Cierre” significa la fecha en que se haya cumplido la totalidad de las condiciones previstas en la Sección 5.01 de este Contrato, la cual no podrá ser posterior al 8 de Noviembre del 2013.	“Closing Date” means the date on which all conditions set forth in Section 5.01 hereunder have occurred, which may not be later than November 8, 2013.

Versión de firma/Execution version

“Fecha de Pago de Interés” significa el día 25 de cada uno de los meses de calendario de cada año durante la vigencia de este Contrato.	“Interest Payment Date” means day 25 of each and every calendar month of each year during the term of this Agreement.

“Fecha de Pago de Principal” significa la fecha en que el Acreditado deberá hacer un pago a Sandvik a cuenta del principal de conformidad con el presente Contrato o el Pagaré respectivo.	“Principal Payment Date” means the date on which the Borrower must perform a payment in favor of Sandvik on account of principal hereunder or under the corresponding Note.

“Fecha de Vencimiento” significa 25 de Octubre del 2016.	“Maturity Date” means October 25th, 2016.

       “GAAP Mexicano” significa los principios de contabilidad generalmente aceptados en México vigentes en cualquier momento, aplicados en forma consistente en los estados financieros más recientes del Acreditado entregados a Sandvik de conformidad con el presente Contrato.

       “Mexican GAAP” means generally accepted accounting principles in Mexico in effect from time to time, applied on a basis consistent with the most recent audited financial statements of the Borrower delivered to Sandvik pursuant to this Agreement.

       “Impuesto” significa todas las contribuciones, impuestos, responsabilidades, deducciones y retenciones existentes, de ser el caso, en los Estados Unidos Mexicanos y cualesquiera limitaciones o condiciones que tengan como consecuencia una contribución conjuntamente con intereses sobre, y multas en relación con dicha contribución, que pudiera imponerse en virtud de la violación de o incumplimiento con las leyes fiscales correspondientes, ya sea denominadas en Dólares de los Estados Unidos de América o el pago o entrega de fondos dentro o fuera de los Estados Unidos de América o el pago o entrega de fondos dentro o fuera de los Estados Unidos Mexicanos (sea que se determine en contra del Acreditado o de Sandvik o del Participante).

       “Tax” means all the existing contributions, taxes, responsibilities, deductions and withholdings, if applicable, in the United Mexican States and any other limitations and conditions as a result of a contribution together with interests over, and penalties in connection to said contribution, that could be levied in virtue of the infringement or default with the corresponding fiscal laws, either identified in Dollars of the United States of America or the payment or delivery of funds within or outside the United States of America or the payment or delivery of funds within or outside the United Mexican States (either determined against the Borrower or Sandvik or the Participant).

       “Información Financiera” significa los Estados Financieros dictaminados consolidados del Acreditado con cifras de los últimos tres años, los Estados Financieros internos del Acreditado en forma consolidada, las proyecciones financieras del Acreditado y cualquier otro informe, reporte o proyección presentada por el Acreditado a Sandvik para la evaluación del Acreditado y la evaluación del otorgamiento de Crédito y sus garantías.

       “Financial Information” means the audited Financial Statements of the Borrower with amounts for the last three years, the internal consolidated Financial Statements of the Borrower, the financial projections of the Borrower and any other kind of statement, report or projection files by the Borrower to Sandvik for the assessment on the grant of the Loan ands its warranties.

Versión de firma/Execution version

       “Leyes Ambientales” significa las leyes, reglamentos, normas, disposiciones de carácter general y obligaciones en materia de protección al medio ambiente, incluyendo la Ley General de Equilibrio Ecológico y Protección al Ambiente de 1998.

       “Environmental Laws” means the laws, regulations, norms, general dispositions and obligations regarding the protection of the environment, including the General Law of Ecological Balance and Environmental Protection of 1998.

“Maquinaria y Equipo” significa la maquinaria y equipo a ser adquirida por el Acreditado con los recursos del Crédito, la cual se describe en la “Tabla I” de este Contrato.	“Equipment and Machinery” means the equipment and machinery acquired by the Borrower with the Loan’s funds, described in “Chart I” herein.

“México ” significa los Estados Unidos Mexicanos.	“Mexico” means the United Mexican States.

“Participante(s)” tendrá el significado previsto en la Sección 7.06 (a).	“Participant(s)” has the meaning set forth in Section 7.06 (a).

       “Período de Interés” significa un período de 30 (treinta) días naturales en el cual se calculará y ajustará el interés que cause la suma principal insoluta del Crédito; bajo el entendido de que (x) el primer Período de Interés dará inicio a partir de la Fecha de Adelanto y concluirá en la Fecha de Pago de Principal inmediata siguiente; (y) cada uno de los Períodos de Interés siguientes, comenzará el último día del Período de Interés inmediato anterior y concluirá en la Fecha de Pago de Principal inmediata siguiente; y (z) cualquier Período de Interés que esté vigente en una Fecha de Pago de Principal, terminará precisamente en dicha Fecha de Pago de Principal.

       “Interest Period” means a period of 30 (thirty) calendar days pursuant to which interest on the unpaid principal amount of the Loam will be computed and adjusted; in the understanding that that: (x) the Interest Period shall begin on the Date of Advance and shall end on the immediately following Principal Payment Date; (y) each subsequent Interest Period shall begin on the last day of the preceding Interest Period and shall end on the immediately following Principal Payment Date; and (z) any Interest Period outstanding at a Principal Payment Date shall end on that Principal Payment Date.

       “Permisos Ambientales” significa cualquier permiso, licencia, autorización, oficio, concesión o registro necesario para la operación y cumplimiento del objeto social del Acreditado conforme a las Leyes Ambientales.

       “Environmental Permits” means any required permit, license authorization, notice, concession or registry for the operation and performance of the corporate purpose of the Borrower and the Grantors pursuant to the Environmental Laws.

“Persona” significa cualquier persona física o moral, sociedad, asociación, gobierno, dependencia o autoridad gubernamental o cualquier otra entidad.	“Person” means any individual, corporation, partnership, government or any agency or political subdivision thereof or other entity of any kind.

Versión de firma/Execution version

“Sandvik” significa Sandvik Customer	“Sandvik” means Sandvik Customer Finance, LLC. Finance, LLC.

       “Solicitud de Disposición” significa el escrito mediante el cual el Acreditado solicita a Sandvik la disposición de un Adelanto, de conformidad con lo dispuesto por la Sección 2.01(c) de este Contrato.

“Delivery Application” means the written letter by which the Borrower requests to Sandvik the delivery of an Advance, pursuant to Section 2.01 (c) hereof.

       “Subsidiaria(s)” significa una sociedad o entidad (i) en la cual las acciones (o participaciones) con derecho a voto pleno, que representen más del 50% (cincuenta por ciento) de su capital social suscrito y pagado, sean en un momento dado, controladas directa o indirectamente por el Acreditado.

       “Subsidiaries” means any company or entity (i) in which the voting stock (or participations), representing more than 50% (fifty percent) of its paid and subscribed capital stock, are at a certain moment, controlled directly or indirectly by the Borrower or any Grantor.

“Tasa de Interés” significa una tasa anual fija 7.20% (Siete punto veinte por ciento).	“Interest Rate” means the annual fixed rate of 7.20% (Seven point twenty percent).

“Titular de Indemnización” tiene el significado que se le atribuye en la Sección 7.04 (b).	“Indemnity Beneficiary” means the definition granted in Section 7.04 (b).

ARTICULO II	ARTICLE II
MONTO Y CONDICIONES DEL CRÉDITO	AMOUNT AND TERMS OF THE LOAN

Sección 2.01. Importe y Disposición del Crédito.	Section 2.01. Amount and Delivery of Loan

(a) Sujeto a los términos y condiciones del presente Contrato, Sandvik establece a favor del Acreditado y el Acreditado acepta, un Crédito simple a plazo determinado hasta por la cantidad principal de U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América). En dicho importe no se encuentran comprendidos los intereses, comisiones o cualquier otro gasto que deba ser pagado por el Acreditado a favor de Sandvik de conformidad con este Contrato.

(a) Subject to the terms and conditions hereinafter set forth, Sandvik grants in favor of the Borrower and the Borrower accepts, a term Loan determined up until the principal amount of U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America). Said amount does not include the interests, commissions or any other expense which must be paid by the Borrower in favor of Sandvik pursuant to the terms hereof.

(b) Sujeto a los términos y condiciones del presente Contrato, el Acreditado deberá ejercer el Crédito en una sola disposición en la Fecha de Cierre.	(b) Subject to the terms and conditions hereof, the Borrower shall exercise its right over the Loan in one delivery on the Closing Date.

Versión de firma/Execution version

(c) La Solicitud de Disposición deberá ser entregada por el Acreditado en favor de Sandvik, en la forma que se adjunta al presente Contrato como Anexo “A”, con por lo menos 2 (dos) Días Hábiles de anticipación a la Fecha de Adelanto. Sandvik, sujeto al cabal cumplimiento de todas y cada una de las condiciones previstas en el Artículo V, pondrá a disposición del Acreditado los fondos del Adelanto en la Fecha de Adelanto, debiendo depositar los fondos del Adelanto en la cuenta del vendedor de la Maquinaria y Equipo.

(c) The Delivery Application shall be delivered by the Borrower in favor of Sandvik, in the form attached hereto as Exhibit “A”, with at least 2 (two) Business Days in advance to the Advance Date. Sandvik subject to the performance of each and every one of the conditions set forth in Article V, shall deliver to Borrower the funds of the Advance in the Advance Date, delivering the funds of the Advance to the seller of the Machinery and Equipment’s account.

(d) La Solicitud de Disposición notificada a Sandvik tendrá el carácter de irrevocable y será obligatoria para el Acreditado.	(d) The Delivery Application noticed to Sandvik shall have an irrevocable characteristic and shall be obligatory for Borrower.

       Sección 2.02. Pago del Crédito y Plazo. El Acreditado deberá pagar el Crédito sin        necesidad de previo requerimiento, en 36 amortizaciones mensuales de principal, más intereses sobre saldos insolutos, comenzando el primer pago de principal el día 25 de Noviembre del 2013, en los montos y fechas que se establecen en el calendario de pagos adjunto al presente Contrato como Anexo “B”.

       Section 2.02. Repayment of the Advance. Borrower shall pay the Loan without prior notice, in 36 monthly amortizations of principal, plus interests over the unpaid balance, starting on the of the first payment of principal the day November 25th, 2013, in the amounts and dates set forth in the calendar of payments attached hereto as Exhibit “B”.

       Sección 2.03. Pago de Intereses e Interés Aplicable al Adelanto. El Acreditado se obliga a pagar, sin necesidad de previo requerimiento, intereses ordinarios sobre saldos insolutos del Crédito en forma mensual, pagaderos en cada Fecha de Pago de Intereses, calculados a una tasa anual equivalente a la Tasa de Interés.

       Section 2.03. Payment of Interests and Applicable Advance Interest. The Borrower is obligated to pay, without prior notice, ordinary interests over the unpaid balance of the Loan in a monthly manner, payable in each Interest Payment Date, calculated at an annual rate equivalent to the Interest Rate.

       Sección 2.04. Cálculo del Interés. El interés correspondiente al Adelanto realizado con base en la Tasa de Interés deberá ser calculado diariamente utilizando la fórmula de un año de 360 (trescientos sesenta) días y sobre el número de días efectivamente transcurridos.

       Section 2.04. Computation of the Interest. The corresponding interest of the Advance performed in accordance to the Interest Rate shall be calculated daily using the one year formula of 360 (three hundred sixty) days and over the effective number of days elapsed.

       Sección 2.05. Interés Moratorio. En caso de que el Acreditado incumpla su obligación de pago del total o cualquier porción de la cantidad principal del Adelanto en la(s) Fecha(s) de Pago de Principal correspondiente(s), o en la fecha en que su pago sea exigible, o de cualquier otra cantidad (distinta a intereses) que adeude conforme a este Contrato, el Acreditado conviene y se obliga a pagar intereses moratorios sobre saldos insolutos y hasta en tanto éstos no sean totalmente pagados, a una tasa anual equivalente al resultado de sumar 20% (veinte puntos porcentuales) a la Tasa de Interés anual.

       Section 2.05. Default Interest. In the event that the Borrower fails to pay all or part of the principal amount of the Advance hereunder at the respective Principal Payment Date(s), or if Borrower fails to pay any amount hereunder when due, or of any other amount (other than interests) due pursuant to the present Agreement, Borrower agrees and is obliged to pay default interests over the unpaid balance until the same are paid, at a annual rate equal to the result of adding 20% (twenty annual percentage points) to the Interest Rate.

Versión de firma/Execution version

       Sección 2.06. El Pagaré. A partir de la firma del presente Contrato, la obligación del Acreditado de pagar la cantidad principal y los intereses del Adelanto se documentará mediante un Pagaré, el cual será expedido a la orden de Sandvik en la Fecha de Adelanto y en el cual se consignará la obligación de pagar la cantidad de principal del Adelanto conforme a lo dispuesto en la Sección 2.02 de este Contrato. El Pagaré deberá otorgarse de conformidad con el formato contenido en el “Anexo “C”.

       Section 2.06. The Note. Starting from the execution of the present Agreement, the Borrower’s obligation to repay the principal amount of and interest on the Advance will be evidenced by a Note executed by the Borrower in favor of Sandvik in the Advance Date pursuant to Section 2.02 herein and shall include Grantor’s Co-Obligor. The Note shall be granted substantially in the form of “Exhibit C” hereto.

Sección 2.07. Compensación, Deducciones.	“Section 2.07” Consideration, Deductions.

(a) Todos los pagos a ser realizados por el Acreditado bajo este Contrato y el Pagaré se harán sin compensación o deducción alguna, incluyendo, en forma enunciativa mas no limitativa, cualquier retención o impuestos de cualquier naturaleza, presentes o futuros, establecidos por los Estados Unidos Mexicanos o cualquier autoridad gubernamental o subdivisión política de los mismos, sobre el pago de intereses o comisiones cuyo beneficiario sea Sandvik y, en su caso, Participantes con motivo de la cesión o venta de participaciones en el Crédito por parte de Sandvik a instituciones financieras del exterior.

(a) All payments to be performed by the Borrower under the present Agreement and the Note shall be made without compensation or deductions of any kind, including but not limited to, any present or future withholdings or taxes of any kind set forth by the United Mexican States or any other governmental authority or political subdivision of the same, over the payment of interests or commissions whose beneficiary is Sandvik and, if applicable, Participants as a result of the assignment or sale of the Loan participations by Sandvik to foreign financial institutions.

En caso de que apliquen deducciones o retenciones por concepto de impuestos sobre el pago de intereses o comisiones, el Acreditado:	In the event that the withholdings and deductions are applicable regarding taxes over the payment of interests or commissions, the Borrower:

(i)	pagará por parte de Sandvik y/o el Participante y/o el beneficiario de la comisión el importe por concepto de impuestos o retenciones que se causen en México, por concepto de pago de intereses.	(i)	shall pay Sandvik and/or the Participant and/or the commission beneficiary the amount regarding taxes or withholdings caused in Mexico, for the payments of interests.

Versión de firma/Execution version

(ii)

pagará a Sandvik aquellas cantidades necesarias para asegurar que Sandvik o el Participante o el beneficiario de la comisión, según corresponda, reciba una cantidad neta equivalente a la cantidad total que hubiere recibido si los pagos antes señalados no hubieran estado sujetos a dicho impuesto o retención.

(ii)

Shall pay Sandvik those amounts necessary to insure that Sandvik or the Participant or the commission beneficiary, as applicable, receives a net amount equal to the amount it would have received if the aforementioned payments had not been subject to said tax or withholding.

(iii)

en su caso, pagará dichos impuestos a las autoridades fiscales correspondientes y, dentro de los 60 (sesenta) días naturales siguientes a la fecha en que dichos impuestos se deban y sean pagaderos, enviará a Sandvik aquellas constancias o recibos que Sandvik, a solicitud de los Participantes o el beneficiario de la comisión, solicite como prueba del pago por parte del Acreditado.

(iii)

in the event, shall pay said taxes to the corresponding fiscal authorities and, within 60 (sixty) calendar days following the date in which said taxes are due and payable, shall deliver to Sandvik evidence or receipts, per request of the Participants or the commission beneficiary, demands as evidence of payment to Borrower.

(b) El Acreditado deberá asegurarse de que en toda la documentación en la cual se evidencie el pago de cualquier impuesto aplicable en los Estados Unidos Mexicanos, cumpla con todos los requisitos legales aplicables.

(b) The Borrower shall insure that all the documentation evidencing payment of any applicable tax in the United Mexican States, complies with all the applicable legal requirements.

       Sección 2.08. Comisión por Estructuración. El Acreditado se obliga a pagar con sus propios recursos en favor de Sandvik, una comisión por estructuración de la línea de crédito a razón del 0.80% (cero punto ochenta por ciento) sobre el monto total del Crédito, pagadera en una sola exhibición de forma simultánea con la firma del presente Contrato. Una vez hecho el pago de la Comisión por Estructuración, Sandvik hará entrega al Acreditado del comprobante correspondiente, el cuál deberá estar conforme con las normas fiscales aplicables.

       Section 2.08. Arrangement Fee. Borrower hereby obliges to pay with his own funds in favor of Sandvik, an arrangement fee for structuring of the loan at a rate of 0.80% (zero point eighty percent) over the total amount of the Loan, payable in a single disbursement simultaneously with the execution of this Agreement. Upon Payment of the Arrangement Fee, Sandvik shall furnish to the Borrower with the corresponding invoice, which shall be pursuant to the applicable tax regulations.

       Sección 2.09. Lugar y Forma de Pago. Todos los pagos a cargo del Acreditado derivados del presente Contrato o del Pagaré, y que deban realizarse ya sean a cuenta del principal o de intereses respecto del Crédito, comisiones o por cualquier otro concepto, deberán hacerse en fondos inmediatamente disponibles, a más tardar a las 11:00 AM (hora de la ciudad de Nueva York, Estados Unidos de América) y sin necesidad de requerimiento o cobro previo, en la cuenta bancaria de Sandvik, que se señala a continuación, o en cualquier otro domicilio o forma que Sandvik le indique al Acreditado de conformidad con el presente Contrato:

       Section 2.09. Place and Manner of Payment. All payments made by the Borrower hereunder or under the Note, whether on account of principal or of interest on the Loan, commissions or any other kind, shall be performed in immediately available funds, no later than at 11:00 AM (time of the city New York, United States of America) without prior notice or prior collection, in Sandvik’s account, set forth below, or at any other address or manner that Sandvik indicates the Borrower pursuant to the terms hereof:

Versión de firma/Execution version

Banco: Nordea Bank Finland Plc-New York Branch	Bank: Nordea Bank Finland Plc-New York Branch
No de cuenta: 4010673001	Account Number: 4010673001
Titular: Sandvik Customer Finance, LLC	Beneficiary: Sandvik Customer Finance, LLC
ABA#: 026010786	ABA#: 026010786
Swift: NDEAUS3N	Swift: NDEAUS3N
Referencia: # 1845	Reference: # 1845

       Las partes convienen en que cualquier pago que efectué el Acreditado será aplicado en primer lugar para la amortización de intereses devengados no pagados y en segundo lugar para la amortización de principal.

       The parties agree that in all payments performed by the Borrower it shall be applied in first place to the amortization of unpaid accrued interests and in second place for the amortization of the principal.

       Sección. 2.10. Pagos en Días Inhábiles. Siempre que de conformidad con el presente Contrato un pago deba efectuarse en un día inhábil, dicho pago deberá efectuarse precisamente el Día Hábil siguiente, en cuyo caso dicha prórroga deberá tomarse en cuenta para el cómputo en el pago de intereses sobre el saldo insoluto del Crédito; bajo el entendido de que si como consecuencia de dicha prórroga el pago correspondiente debiera realizarse en el siguiente mes de calendario, entonces el pago deberá realizarse en el Día Hábil inmediato anterior, y dicha reducción de tiempo deberá en dicho caso ser excluida para el computo de pago de interés.

       Section 2.10. Payment on Non-Business Days. Whenever any payment to be made hereunder shall be stated to be due on a non- Business Day, such payment will be made on the next succeeding Business Day, and such extension of time shall be in such case included in the computation of payment of interest of the unpaid Loan; provided, however, that if such extension should cause the payment to fall on the next calendar month, then the payment will be made on the next preceding Business Day, and such reduction of time shall be in such case excluded in the computation of payment of interest.

Sección 2.11. Destino del Crédito. El Acreditado se obliga a destinar el Crédito únicamente para la compra de la Maquinaria y Equipo destino del presente crédito.	Section 2.11. Use of the Loan. The Borrower agrees to use the Loan exclusively for the purchase of the Machinery and Equipment destined purpose of the present loan.

       Sección 2.12. Restricción y Denuncia del Crédito. Queda facultado Sandvik en los términos del artículo 294 de la Ley General de Títulos y Operaciones de Crédito para restringir el importe del Crédito, el plazo de disposición o ambos a la vez, o para denunciar el presente Contrato en cualquier tiempo, mediante simple comunicación por escrito dirigida al Acreditado. Dado el aviso, el Acreditado acatará los términos del mismo; si se tratare de denuncia, el Acreditado no podrá hacer uso de la parte del Crédito aún no ejercida.

       Section 2.12. Restriction and Notice of Unilateral termination of the Loan. Sandvik is hereby authorized in terms of articles 294 of the General Law of Negotiable Instruments and Credit Operations to restrict the amount of the Loan, the term of delivery or both at the same time, or to grant a notice of unilateral termination of the present Loan at any time, by means of a written communication addressed to Borrower. Once the notice has been granted, the Borrower shall abide to the terms of the same; if it is a notice of unilateral termination, the Borrower may not use the part of the Loan it has not exercised.

Versión de firma/Execution version

       Sección 2.13. Prepagos. El Acreditado podrá prepagar cualquier cantidad insoluta del Crédito ya sea total o parcial antes de la Fecha de Vencimiento, siempre y cuando se cumplan las condiciones previstas en la Sección 2.13.

       Section 2.13. Prepayment. The Borrower may prepay the outstanding Loan, either completely or partially before its Maturity Date, provided that all the conditions set forth in Section 2.13 are performed.

Sección 2.14. Condición por Prepago. Las partes convienen expresamente que el Acreditado únicamente podrá realizar cualquier prepago del Crédito siempre y cuando:	Section 2.14. Prepayment Conditions. The parties expressly agree that the Borrower may only perform a prepayment of the Loan provided that:

(a) El Acreditado notifique por escrito a Sandvik su intención de realizar el prepago con cuando menos 5 (cinco) Días Hábiles previstos a la fecha de prepago.	(a) The Borrower notifies Sandvik in writing at last 5 (five) Business Days before the date of the prepayment.

(b) El prepago sea por un importe equivalente a, o mayor al 25% del Adelanto.	(b) The prepayment shall be for an amount greater or equal to 25% the Advance.

(c) El prepago se aplicará al pago de amortizaciones de principal en orden inverso a su vencimiento, empezando del último al más próximo en su vencimiento.	(c) The prepayment shall be applied for the payment of principal amortization in inverse order to its maturity term, starting from the last to the closest to its maturity term.

(d) Pague adicionalmente, un monto equivalente al total intereses que se causarían por los siguientes 3 Periodos de Intereses.	(d) It additionally pays, an amount equal to the total interests that would be caused for the following 3 Interest Periods.

Sandvik se reserva expresamente el derecho a recibir el pago de los intereses correspondientes para el caso de cualquier prepago de principal del Crédito.	Sandvik expressly reserves the right to receive the payment of the corresponding interests in the event of any prepayment of principal of the Loan.

Versión de firma/Execution version

ARTICULO III	ARTICLE III
DECLARACIONES DEL ACREDITADO	REPRESENTATIONS AND WARRANTIES
OF THE BORROWER

Sección 3.01. Declaraciones del Acreditado. El Acreditado declara bajo protesta de decir verdad que:	Section 3.01. Representations and Warranties of the Borrower. The Borrower hereby warrant and represent that:

(a) Es una sociedad mercantil debidamente constituida y existente de conformidad con las leyes de México y que se encuentra debidamente capacitada para llevar a cabo actividades mercantiles.	(a) It is a corporation duly incorporated and validly existing under the laws of Mexico, and has all requisite power and authority to perform commercial activities.

       (b) Cuenta con las facultades y autorizaciones requeridas, ya sean de orden societario o de cualquier otra índole, para dirigir sus negocios, para poseer sus propiedades y ejecutar, cumplir y llevar a cabo todas sus obligaciones asumidas de conformidad con el presente Contrato y el Pagaré.

       (b) It has all requisite power and authority, corporate or otherwise, to conduct its business, to own its properties and to execute and deliver, and to perform all of its obligations under this Agreement and the Note.

       (c) La ejecución, otorgamiento y cumplimiento del presente Contrato y el Pagaré han sido debidamente autorizados por todos los niveles corporativos y accionarios y: (i) no violan ni violarán ninguna disposición legal, regla, reglamento, precepto, orden judicial, juicio, mandato, decreto, determinación, laudo vigente, Leyes Ambientales y/o Permisos Ambientales aplicables al Acreditado, según corresponda, o sus estatutos sociales; (ii) no resultarán en una violación, carga o incumplimiento de alguna obligación, préstamo, contrato de crédito o cualquier otro tipo de contrato, arrendamiento o instrumento del cual el Acreditado sea parte o mediante el cual sus propiedades se encuentren comprometidas o afectadas; y (iii) no resultarán en o requerirán la constitución de ninguna garantía hipotecaria, fideicomiso, prenda, gravamen, derecho de preferencia o cualquier otro tipo de carga o gravamen respecto de las propiedades actuales o que en un futuro adquiera el Acreditado, y el Acreditado manifiesta no encontrarse en incumplimiento respecto de dichas disposiciones legales, reglas, reglamentos, preceptos, órdenes judiciales, juicios, mandatos, decretos, determinaciones o laudos y que no tienen conocimiento de dichas obligaciones, contratos, arrendamientos o instrumentos.

       (c) The execution, delivery and performance of this Agreement and the Note have been duly authorized by all necessary corporate and/or shareholder action, and do not and will not (i) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect, Environmental Laws and/or Environment Permits having applicability to the Borrower or its charter or by-laws, (ii) result in a breach, charge or constitute a default under any indenture or loan or credit agreement or any other agreement, lease or instrument to which the Borrower is a party or by which its properties may be bound or affected or (iii) result in, or require the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by the Borrower, and the Borrower is not in default under any such law, rule, regulation, order, writ, judgment, injunction, decree, determination or aware or any such indentures or agreements, leases or instruments.

Versión de firma/Execution version

(d) Los Documentos del Crédito constituyen, una vez emitidos por el Acreditado, obligaciones legítimas y válidas para el Acreditado exigibles de conformidad con los términos de las mismas.	(d) The Loan documents, when executed and delivered by the Borrower will constitute legal, valid and binding obligations of the Borrower, enforceable in accordance with their terms.

       (e) No existe acción, demanda, medios preparatorios a juicio o providencias precautorias o procedimiento interpuesto en contra del Acreditado, o requerimientos de pago judicial o extrajudicial, o que conforme a su leal y saber entender se encuentren afectando o amenazando afectar sus intereses, y que se hayan ventilado ante algún juzgado, árbitro u oficina o dependencia gubernamental, y respecto del cual exista alguna posibilidad razonable de obtener una resolución que pudiera afectar en forma significativa el negocio, la posición financiera o las operaciones del Acreditado.

       (e) There is no action, suit, provisional remedy, or proceeding pending against the Borrower, or judicial or extrajudicial demand for payment, or to the knowledge of the Borrower, threatened against or affecting, the Borrower before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision which could materially adversely affect the business, financial position or results of operations of the Borrower.

       (f) El Acreditado ha llevado a cabo la presentación de todas las declaraciones de impuestos sobre la renta, así como todas las declaraciones de impuestos y contribuciones que se requieran presentar, y han llevado a cabo el pago de todos los impuestos y contribuciones que se adeuden conforme a dichas declaraciones o conforme a cualquier liquidación de impuestos o contribuciones que hayan recibido. Todos los cargos, abonos y reservas registrados en los libros del Acreditado en relación con impuestos, contribuciones, determinaciones y cargos gubernamentales son, en opinión del Acreditado, correctos y adecuados, salvo cuando el pago o cumplimiento de los mismos sean recurridos de buena fe y conforme a los procedimientos vigentes y adecuados, respecto de los cuales no se anticipa que puedan tener un Efecto Material Adverso y se han realizado las reservas o depósitos necesarios conforme a GAAP Mexicano o por ley en los procedimientos respectivos.

       (f) Borrower has filed all income tax returns and all other material tax returns which are required to be filed and has paid all taxes and contributions due pursuant to such returns or pursuant to any assessment received by the Borrower. The charges, accruals and reserves on the books of the Borrower in respect of taxes, contributions, determinations or other governmental charges are, in the opinion of the Borrower, correct and adequate, except when the payment or compliance with the same, have been incurred in good faith and pursuant to the adequate proceedings in effect, regarding which in may not be anticipated to have a Material Adverse Effect and the required reserves and deposits pursuant to the Mexican GAAP or by lay in the corresponding proceedings have been performed.

       (g) El Acreditado ha dado cumplimiento a todas y cada una de las leyes aplicables, ordenamientos, reglas, reglamentos y requerimientos de las autoridades gubernamentales, (incluyendo, sin limitación alguna, leyes del seguro social, y disposiciones del Instituto del Fondo Nacional para la Vivienda de los Trabajadores y aplicables a pensiones y fondos de ahorro para el retiro y las Leyes Ambientales) y han efectuado el pago de todas las cuotas o contribuciones requeridas por dichas disposiciones legales, salvo cuando el pago o cumplimiento de los mismos sean recurridos de buena fe y conforme a los procedimientos vigentes y adecuados, respecto de los cuales no se anticipa que puedan tener un Efecto Material Adverso y se han realizado las reservas o depósitos necesarios conforme a GAAP Mexicano o por ley en los procedimientos respectivos.

       (g) The Borrower has complied with each and every one of the applicable laws, ordinances, rules, regulations, and requirements of governmental authorities (including, without limitation, environmental laws, social security laws, housing and pension provisions) and has made payment of all quotas or contributions required to be made thereunder, except when the payment or compliance with the same, have been incurred in good faith and pursuant to the adequate proceedings in effect, regarding which in may not be anticipated to have a Material Adverse Effect and the required reserves and deposits pursuant to the Mexican GAAP or by lay in the corresponding proceedings have been performed.

Versión de firma/Execution version

(h) Su representante cuenta con las facultades suficientes para obligarlo en términos de los Documentos del Crédito.	(h) Its legal representative has all necessary powers to execute the Agreement and the Note.

       (i) La Información Financiera sobre el Acreditado entregada a Sandvik para la evaluación del Acreditado y para el otorgamiento del Crédito y sus garantías está debidamente preparada conforme a GAAP Mexicano y a la buena fe y que ésta refleja en forma veraz y correcta la situación legal, financiera y operativa del Acreditado que no existe razón por la cual se pudiera considerar que el Acreditado se encuentre en un estado de insolvencia del que pudiera derivar su concurso mercantil o quiebra o proceso similar, según corresponda.

       (i) The Borrower’s financial information delivered to Sandvik for purposes of evaluation of the Borrower, and grant of the Loan and the guarantees, is elaborated in good faith and is properly prepared in accordance with Mexican GAAP and correctly and truly reflects the legal, financial and operational situation of the Borrower, and there is no reason to believe that the Borrower is in a state of insolvency from which an insolvency or bankruptcy proceeding or any similar proceeding may derive.

       (j) El Acreditado ha cumplido y que no existen hechos que hagan pensar que no cumplirá con las obligaciones en materia administrativa que deriven de las leyes, reglamentos, decretos, normas y demás disposiciones legales, sean federales, estatales o municipales y que cuentan con todos los permisos gubernamentales o administrativos aplicables o necesarios en relación con la propiedad, uso u operación de sus activos o bien, el Acreditado como empresa, y que no se ha iniciado procedimiento alguno por parte de las autoridades ambientales o administrativas, sean federales, estatales o municipales, que involucren al Acreditado.

       (j) The Borrower has complied and that there are no facts that make believe that it will not comply with the obligations for administrative matters which derive from the laws, regulations, decrees, norms and other legal dispositions, either federal, state, or municipal and that they have the corresponding applicable or required governmental or administrative permits in connection to the property, use or operation of its assets or else, the Borrower as a company, and that no proceeding has begun by the administrative or environmental authorities, either federal, state or municipal, in connection to the Borrower.

Versión de firma/Execution version

       (k) Entre la fecha de la entrega de la Información Financiera a Sandvik a esta fecha: (a) el Acreditado no ha incurrido en obligaciones, directas o contingentes, cargas, arrendamientos de largo plazo u operaciones de largo plazo que no estén reflejadas en la Información Financiera del Acreditado y que, ya sea en lo individual o en conjunto, se pueden esperar en forma razonable que tengan un Efecto Material Adverso; (b) no han existido cambios en relación con las proyecciones entregadas por el Acreditado a Sandvik en o antes de la fecha de este Contrato; (c) no existe contrato, arrendamiento, convenio o instrumento en el que el Acreditado sea parte o por medio del cual sus propiedades o activos están obligados o afectados, o disposiciones legales o gubernamentales que se espera en forma razonable tengan un Efecto Material Adverso; (d) no ha habido incumplimientos por parte del Acreditado y hasta donde es de su conocimiento, no existen contratos, convenios, arrendamiento u otros instrumentos en que sea parte, que en lo individual o en conjunto, se espere en forma razonable tengan un Efecto Material Adverso en la situación financiera del Acreditado.

       (k) Between the date of delivery of the Financial Information to Sandvik and this date: (a) the Borrower has not incurred in direct obligations, contingencies, charges, long term leases or transactions, that are not reflected in the Borrower’s Financial Information, and that, either individually or jointly, which may be reasonably expected to have a Material Adverse Effect; (b) there are no changes regarding the delivered forecasts by the Borrower to Sandvik on or before the date of this Agreement; (c) there is no agreement, lease, covenant or instrument in which the Borrower is part or by which the properties or assets are bound or affected, or legal or governmental dispositions, which may be reasonably expected to have a Material Adverse Effect; (d) there has been no breach by the Borrower, and to its knowledge, there are no agreements, covenants, leases or other instruments to which it is party, either individually or jointly, which may be reasonably expected to have a Material Adverse Effect;

(l) En materia ambiental el Acreditado:	(l) In environmental matters, the Borrower:

(i)	Cuenta con Permisos Ambientales y cumple con los términos y condiciones de dichas autorizaciones y permisos;	(i)	Has the Environmental permits and comply with the terms and conditions of said authorizations and permits;

(ii)	Está y estará en cumplimento de las Leyes Ambientales.	(ii)	Is and will comply with the Environmental Laws.

(iii)

La instalaciones donde se encuentra operando y las instalaciones en las cuales se encuentra ubicada su empresa cumple y cumplirá con las disposiciones y obligaciones en materia de protección al ambiente;

(iii)

The facilities wherein it s operating and the installations in which the companies are located comply and will comply with the dispositions and obligations in connection to environment protection matters;

Versión de firma/Execution version

(iv)

No hay o ha sido notificado de acciones, juicios, audiencias, notificación, investigación o procedimiento, requerimientos o demanda, de naturaleza civil, penal o administrativa relacionados en forma alguna con violaciones a las Leyes Ambientales;

(iv)

There are no, or have not been notified of suits, legal proceedings, hearings, notices, investigations or proceedings, demands of civil, penal or administrative natural in connection in any way to the infringement of the Environmental Laws;

(v)

El Acreditado o cualquier tercero que opere en representación o por cuenta del Acreditado no ha almacenado, enterrado, tirado o eliminado sustancias peligrosas o desechos, según los definen las Leyes Ambientales, con excepción de los inventarios de dichas sustancias que serán utilizadas y los desperdicios generados de las mismas en el curso normal de sus negocios (mismos inventarios y desperdicios, en su caso, que fueron almacenados o eliminados de acuerdo con las Leyes Ambientales aplicables, y de forma tal que no hubo descargas de dichas sustancias al medio ambiente);

(v)

The Borrower or any third party that acts in representation or on behalf of the Borrower has not stored, buried, thrown or eliminated dangerous substances or wastes, pursuant to the Environmental Laws, except for the inventory of said substances which will be used and the wasted generated form the same in the normal course of its business (same inventory and wastes, if applicable, that were stored or eliminated pursuant to the applicable Environmental Laws, and in such a way that there was no discharge of the substances in the environment);

(vi)	No ha sido objeto de sanciones por parte de las autoridades ambientales por violación a las Leyes Ambientales; y	(vi)	Has not been subject to any sanctions by the environmental authorities for infringement of the Environmental Laws; and

(vii)

No ha sido notificadas que tiene responsabilidad o que estás sujetas a una posible responsabilidad por costos para subsanar daños con respecto a una descarga, descarga amenazada o limpieza de químicos o materiales derivados de o que resulten de sus negocios y operaciones.

(vii)

Has not been notified that it has responsibility or that it is subject to a possible responsibility for costs to remedy the damages regarding a disposal, threatened disposed or cleaning of chemicals or materials derived from or resulting of its business and operations.

       (m) De conformidad con la legislación aplicable, los derechos de Sandvik en contra del Acreditado bajo el Contrato tienen, a lo menos, la misma preferencia y privilegio que los derechos de los demás acreedores no garantizados y no subordinados del Acreditado, salvo aquellos cuyos derechos pasan a ser preferentes en caso de quiebra, insolvencia, liquidación u otras leyes de aplicación general;

       (m) Pursuant to the applicable legislation, Sandvik’s rights against the Borrower under the Agreement have, at the least, the same preference and privilege of the rights of the other lenders not guaranteed and not subordinated to the Borrower, except for those whose rights have a preference in the event of insolvency, bankruptcy or liquidation or other general application laws;

Versión de firma/Execution version

       (n) El Acreditado se encuentra en cumplimiento de todas las obligaciones de hacer y de no hacer establecidas en la sección 4.01 de este Contrato, y no ha ocurrido alguna de las Causales de Incumplimiento estipuladas en la sección 6.01 de este Contrato.

(n) The Borrower has complied with all affirmative and negative obligations set forth in section 4.01 herein, and has not incurred in any of the Events of Default set forth in section 6.01 herein.

(o) El Acreditado reconoce que la veracidad y exactitud de las declaraciones contenidas en el presente Artículo son un motivo determinante de la voluntad de Sandvik para el otorgamiento del Crédito.	(o) The Borrower acknowledges that the veracity and precision of the recitals set forth in the present Article is an essential inducement for Lender granting this Loan.

ARTICULO IV	ARTICLE IV
ACUERDOS	COVENANTS

Sección 4.01. Obligaciones del Acreditado.	Section 4.01. Affirmative Covenants of the Borrower.

Mientras cualquier parte del Crédito o cualquier cantidad a cargo del Acreditado conforme al presente Contrato o al Pagaré se encuentre pendiente de pago, el Acreditado deberá cumplir con lo siguiente, salvo consentimiento previo y por escrito de Sandvik:	So long as any part of the Loan or any amount to be paid by Borrower pursuant to the present Agreement and the Note shall remain unpaid, the Borrower shall, unless Sandvik shall otherwise consent in writing:

(a)	Proporcionar a Sandvik:	(a)	Furnish to Sandvik:

(i) Tan pronto como sea posible o en cualquier caso dentro de los 2 (dos) días siguientes a aquel en que ocurra alguna Causa de Incumplimiento, o cualquier evento que ya sea mediante notificación o por el transcurso del tiempo o por ambos pueda llegar a constituir una Causa de Incumplimiento que continúe en o a la fecha en que se emita la declaración correspondiente, una declaración por escrito de funcionario autorizado del Acreditado, exponiendo los detalles de dicha Causa de Incumplimiento o evento que pudiera constituir la Causa de Incumplimiento y las acciones que el Acreditado propone implementar a ese respecto.

(i) As soon as available and in any event within 2 (two) days after the occurrence of each Event of Default, or each event that either with the grant of a notice or lapse of time or both would constitute an Event of Default, which is continuing on the date of such statement, the written statement of an authorized officer of the Borrower, if applicable, setting forth details of such Event of Default or event which would constitute an Event of Default, and the action which the Borrower, when applicable, proposes to take with respect thereto;

Versión de firma/Execution version

(ii) Tan pronto como se encuentre disponible y en cualquier caso dentro de los 45 (cuarenta y cinco) días siguientes al cierre de cada trimestre del año fiscal, los estados financieros consolidados del Acreditado preparados al cierre de cada trimestre, todos preparados con detalle razonable y debidamente certificados (sujetos a los ajustes de auditoría anual) por su director de finanzas, en el sentido de que fueron preparados de conformidad con GAAP Mexicano y junto con un certificado expedido por dicho funcionario en donde manifieste que no tiene conocimiento de que haya ocurrido o continúe alguna Causa de Incumplimiento o evento que ya sea mediante notificación, o por el transcurso del tiempo o ambos pueda llegar a constituir una Causa de Incumplimiento o en caso de que dicha Causa de Incumplimiento o evento hayan ocurrido y continúe, un certificado dando a conocer la naturaleza de los mismos y las acciones que el Acreditado propone implementar a ese respecto.

(ii) As soon as available and in any event within 45 (forty five) days after the end of each of the quarters of each fiscal year, a company prepared consolidated balance sheet of the Borrower as of the end of such quarter, all in reasonable detail and duly certified (subject to year end audit adjustments) by the chief financial officer, as having been prepared in accordance with Mexican GAAP, with a certificate of said officer stating that he has no knowledge that an Event of Default, or an event which with notice or lapse of time or both would constitute and Event of Default, has occurred and is continuing or, if an Event of Default or such event has occurred and is continuing, a statement as to the nature thereof and the action which the Borrower proposes to take with respect thereto;

(iii) Tan pronto como se encuentre disponible o en cualquier caso dentro de los 120 (ciento veinte) días siguientes al cierre del año fiscal del Acreditado una copia de los estados financieros consolidados dictaminados del Acreditado preparados para dicho año fiscal de conformidad con GAAP Mexicano y debidamente certificados por contador público independiente, siempre y cuando sea aprobado por Sandvik, junto con un certificado expedido por su director de finanzas en donde manifieste que no tiene conocimiento de que haya ocurrido o continúe alguna Causa de Incumplimiento o evento que ya sea mediante notificación, o por el transcurso del tiempo o ambos pueda llegar a constituir una Causa de Incumplimiento o en caso de que dicha Causa de Incumplimiento o evento hayan ocurrido y continúe, un certificado dando a conocer la naturaleza de los mismos y las acciones que el Acreditado propone implementar a ese respecto.

(iii) As soon as available and in any event within 120 (one hundred twenty) days after the end of each fiscal year of the Borrower, a copy of the audited consolidated financial statements of the Borrower prepared for said fiscal year, all presented in accordance with Mexican GAAP, certified by independent public accountants of recognized standing acceptable to Sandvik, together with a certificate of the chief financial officer stating that he has no knowledge that an Event of Default, or an event which with notice or lapse of time or both would constitute an Event of Default, has occurred and is continuing, or if, in the opinion of such officer, an Event of Default or such an event has occurred and is continuing, a statement as to the nature thereof and the action which the Borrower proposes to take with respect thereto;

Versión de firma/Execution version

(iv) Inmediatamente después de la fecha de firma del presente Contrato, notificación por escrito de cualquier acción, demanda, procedimiento, incluyendo los relativos a los medios preparatorios a juicio o providencias precautorias o requerimientos de pago judicial o extrajudicial que afecte la condición financiera del Acreditado o de sus Subsidiarias, en su caso.

(iv) Immediately after the date of the present Agreement, notice in writing of all actions, suits and proceedings, including those relative to the provisional remedies, judicial or extrajudicial substantially affecting the financial condition of the Borrower or of the Subsidiaries, if applicable;

(v) Cualquier otra información financiera y/o respecto de los negocios, activos y operaciones del Acreditado o proyecciones financieras que razonablemente solicite Sandvik.	(v) Such other financial information and/or regarding the business, assets and operations of the Borrower, or financial forecasts, as Sandvik may, from time to time, reasonably request.

       (b) Pagar y liberar debidamente cualquier impuesto, contribución, obligación, carga o gravamen impuesto a cargo del Acreditado, de sus ingresos o utilidades, o de cualquiera de sus propiedades, por parte de cualquier oficina o dependencia gubernamental en México, o de cualquier otra subdivisión política o cualquiera otra jurisdicción o subdivisión política existente, con anterioridad a la fecha en que alguna pena deba ser impuesta o el hecho de que alguna demanda en caso de no ser pagada tenga como consecuencia la imposición de una carga o gravamen sobre cualquiera de las propiedades del Acreditado, salvo por lo que respecta a impuestos, obligaciones, cargas o gravámenes que sean debidamente recurridos de conformidad con los procedimientos legales aplicables y respecto de los cuales no se anticipe tendrán un Efecto Material Adverso y se hayan realizado las reservas o depósitos exigidos conforme a GAAP Mexicano y/o la ley procesal aplicable.

       (b) Pay and discharge all taxes, assessments and governmental charges or levies imposed upon the Borrower or upon its income or profits, or upon any properties belonging to them, by any office or government department of Mexico, or by any other jurisdiction, or any political subdivision thereof, prior to the date on which penalties are attached thereto, and all lawful claims which, if not paid, may become a lien or charge upon any properties of the Borrower, except in connection to the taxes, assessments, charges or liens that are duly incurred pursuant with the applicable legal proceedings and regarding which it may not be anticipated to have any Adverse Material Effect and that all the reserves and deposits have been performed according to the Mexican GAAP and/or the applicable proceeding law.

Versión de firma/Execution version

       (c) El Acreditado deberá contratar y mantener vigente una póliza de seguro con una institución de seguros de reconocida solvencia por los montos y cobertura de riesgos que usualmente contratan empresas dedicadas a negocios y con propiedades similares a los giros generales en que el Acreditado opera.

       (c) Borrower must secure and maintain in effect an insurance policy with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower operate.

(d) El Acreditado deberá permitir, en cualquier momento, a Sandvik o a la persona que éste designe, la realización de auditorías sobre sus propiedades, registros y contabilidad.	(d) Borrower shall allow, at any time, Sandvik or the person appointed by the same for such matter, to perform an inspection over its properties, registries and accounting.

       (e) El Acreditado deberá conservar y mantener su vigencia societaria y la de sus        Subsidiarias, derechos, marcas, derechos de propiedad industrial, concesiones, franquicias y privilegios en México; excepto cuando dichos derechos, concesiones, franquicias y privilegios deban darse por terminados de conformidad con la ley o por orden de alguna autoridad o bien cuando dicha terminación no afecte adversamente el negocio, posición financiera o el resultado de las operaciones del Acreditado.

       (e) Borrower must preserve and maintain its corporate existence and that of its Subsidiaries, rights, brands, intellectual property rights, concessions, franchises, and privileges in Mexico; except when said rights, concessions, franchises and privileges shall be terminated by operation of law or order of authority or when termination thereof would not materially adversely affect the business’ financial position or results of operations of the Borrower.

       (f) El Acreditado deberá informar a Sandvik sobre cambios en su Consejo de Administración y cambios en su director general y funcionarios que ocupen cargos con jerarquía inmediata inferior a la de éste, dentro de los 5 (cinco) días siguientes a la fecha en que ocurra el cambio.

       (f) The Borrower must inform Sandvik of any changes in its Board of Administration and changes of its general director and officers which hold positions of immediate inferior hierarchy than the same, within 5 (five) days in which such change occurs.

       (g) El Acreditado deberá conservar y mantener todas sus propiedades y activos necesarios para sus negocios en buen estado y condición, excepto por el desgaste provocado por el uso ordinario y normal de los mismos, debiendo hacer en forma oportuna, todas las reparaciones que sean necesarias y adecuadas, y en su caso, los reemplazos, adiciones y mejoras que resulten necesarios o convenientes para que dichos bienes en todo momento se encuentren en un estado adecuado para el uso al cual son destinados, debiendo cumplir en todo caso, con las especificaciones de mantenimiento del fabricante/vendedor, en su caso.

       (g) The Borrower shall at all times maintain the Equipment in good working order and condition, subject to normal wear and tear, and shall duly and timely perform all repairs necessary and adequate, and in any event, perform all the replacements and improvements necessary or convenient to maintain the same in good working order and condition for their use, having to comply at all times, with the maintenance specifications set forth by the manufacturer/seller, if applicable.

Versión de firma/Execution version

       (h) El Acreditado deberá cumplir con todas las leyes y reglamentos aplicables, incluyendo las Leyes Ambientales, Permisos Ambientales y permisos gubernamentales expedidos por cualquier entidad gubernamental, salvo cuando los mismos sean recurridos de buena fe y conforme a los procedimientos vigentes y adecuados.

       (h) Borrower must comply with all applicable laws and regulations, including Environmental Laws, Environmental Permits and governmental permits, issued by any government authority, except in the event that they are in good faith and pursuant to the adequate proceedings in force.

(i) El Acreditado deberá cumplir con el pago de sus obligaciones según se vayan haciendo exigibles.	(i) Borrower must comply with the payment of its obligations when due.

       (j) El Acreditado deberá informar a Sandvik sobre la terminación, por cualquier causa, de contratos de suministro o compraventa con sus proveedores o clientes, o concesión gubernamental, dentro de los 5 (cinco) días siguientes a su terminación, cuya terminación pueda tener un Efecto Material Adverso en el Acreditado.

       (j) Borrower must inform Sandvik about the termination, by any cause, of the provision or sale and purchase agreements with its suppliers or clients, or government concession, within 5 (five) days following its termination, which may have a Material Adverse Effect on the Borrower.

       (k) El Acreditado deberá entregar a Sandvik copia de la factura emitida a nombre del Acreditado que compruebe la compra y pago del precio de la Maquinaria y Equipo, dentro de los 5 (cinco) Días Hábiles siguientes a la Fecha de Adelanto.

       (k) Borrower must deliver to Sandvik a copy of the invoice issued in favor of the Borrower evidencing proof of the purchase and payment of the price for the Machinery and Equipment, within 5 (five) days following the Advance Date.

(l) El Acreditado deberá pagar al menos el 30% (treinta por ciento) del precio de compra de la Maquinaria y Equipo en o antes de la Fecha de Adelanto.	(l) Borrower shall pay at least 30% (thirty percent) of the purchase price of the Machinery and Equipment on or before the Advance Date.

       (m) El Acreditado deberá pignorar la Maquinaria y Equipo, simultáneamente con la Fecha del Adelanto, sustancialmente en los términos del Anexo “D” (el “Contrato de Prenda”), y deberá inscribir el Contrato de Prenda a más tardar dentro de los 3 (tres) días siguientes a la Fecha de Adelanto.

       (m) Borrower must pledge the Machinery and Equipment, simultaneously with the Advance Date, substantially in the terms of Exhibit “D” hereof (the “Pledge Agreement”), and shall register the Pledge Agreement no later than 3 (three) days following the Advance Date.

       (n) Dentro de los 30 (treinta) días siguientes a la Fecha de Adelanto, el Acreditado deberá proporcionar a Sandvik copia certificada del Contrato de Prenda debidamente inscrito (con información de registro) ante el Registro Único de Garantías Mobiliarias. Todos los gastos y costos relacionados con la celebración e inscripción del Contrato de Prenda en el Registro Único de Garantías Mobiliarias estará a cargo del Acreditado.

       (n) Within 30 (thirty) days following the Advance Date, the Borrower shall provide Sandvik a certified copy of the Pledge Agreement duly registered (with registry information) before the Sole Registry of Moveable Guaranties. All the costs and expenses related to the execution and registry of the Pledge Agreement before the Sole Registry of Moveable Guaranties shall be borne by Borrower.

Versión de firma/Execution version

Sección 4.02. Obligaciones de No Hacer por parte del Acreditado.	Section 4.02. Negative Covenants of the Borrower

Mientras existan saldos insolutos derivados de este Contrato o algún Pagaré y no hayan sido totalmente pagados y a no ser que Sandvik disponga lo contrario por escrito, el Acreditado conviene, según se indica en cada caso, en lo siguiente:

So long as there remain unpaid amounts derived from this Agreement or any Note, and they have not been completely paid, and unless Sandvik shall otherwise consent in writing, the Borrower, agrees, as set forth in every event, to the following::

       (a) El Acreditado conviene en no permitir que su asamblea de accionistas acuerde su fusión, escisión o consolidación con cualquier otra entidad o su disolución, liquidación o transformación, salvo fusiones en las que el Acreditado sea la sociedad fusionante.

       (a) Borrower agrees not to allow that its shareholder’s meeting agree to merge, spin off or consolidate with any other entity, or its dissolution, liquidation or transformation, except for mergers in which the Borrower is the surviving entity.

       (b) El Acreditado conviene en no vender, ceder, arrendar, transferir o disponer de cualquier otra forma (ya sea en una sola transacción o en una serie de transacciones) de la totalidad o una parte sustancial de sus activos, (actuales o que adquiera en el futuro), excepto cuando dichos actos sean realizados en el curso ordinario de sus operaciones.

       (b) Borrower agrees not to sell, assign, lease, transfer or dispose in any way (either in one transaction or in a series of transactions) all or substantial part of its assets, (currently owned or that it acquires in the future), except those in the ordinary course of its business.

(c) El Acreditado conviene en no realizar un cambio sustancial en la naturaleza o giro de sus negocios y operaciones.	(c) Borrower agrees not make any material change on the nature of its business and operations;

(d) El Acreditado conviene en no pagar dividendos o reembolsos de capital o permitir que su asamblea de accionistas declare o apruebe cualquier pago de dividendos o reembolsos de capital.	(d) Borrower agrees not to pay dividends or capital reimbursements or that its shareholder’s meeting declare or approve any payment of dividends or capital reimbursements.

(e) El Acreditado conviene en no imponer ningún tipo de restricción al pago de dividendos realizado por las Subsidiarias en favor del Acreditado.	(e) Borrower agrees not to impose any kind of restriction to the payment of the dividends performed by the Subsidiaries in favor of the Borrower.

Versión de firma/Execution version
(f) l Acreditado conviene en no otorgar anticipos o préstamos en favor de sus funcionarios, consejeros, accionistas o Afiliadas.	(f) Borrower agrees not to grant advance payments or loans in favor of its officers, advisors, shareholders of Affiliates.

       (g) El Acreditado conviene en no garantizar, avalar, endosar, o de cualquier otra forma hacerse responsables solidarios o subsidiariamente de cualquier obligación propia o de un tercero, excepto por aquellas que se asuman en el curso normal de sus operaciones.

       (g) Borrower agrees not to secure interest, guarantee, endorse, or any other kind of joint and several liability or secondary liability of any obligation whether own or of a third party, except for those taken during the normal course of its business.

(h) El Acreditado convienen en no utilizar el Crédito en fines distintos a los previstos en la Sección 2.10 de este Contrato.	(h) Borrower agrees not to use the Loan to other purposes other than those set forth in Section 2.10 herein.

       (i) El Acreditado conviene en no cerrar (total o parcialmente) o permitir el cierre de la operación de cualquier planta de que sean propietarios o que sea operada por el Acreditado, o cualquiera de sus Subsidiarias.
(i) Borrower agrees not to close (all or partially) or allow the closing of the operation of any plant which they own or is operated by the Borrower or any of its Subsidiaries.

       (j) El Acreditado conviene en no celebrar cualquier contrato convenio o permitir la celebración de cualquier contrato o convenio mediante el cual pueda resultar que el Acreditado pierda la administración de su empresa.
(j) Borrower agrees not to enter into any agreement or allow the execution of any agreement or covenant by means of which it may result that the Borrower loses the administration of the company.

(k) El Acreditado conviene en no permitir el Cambio de Propietario o Pérdida de Control en el Acreditado.	(k) Borrower agrees not to allow and Change of Owner or Loss of Control in the Borrower.

ARTICULO V	ARTICLE V
CONDICIONES SUSPENSIVAS AL	CONDITIONS PRECEDENT TO LOANING
OTORGAMIENTO DEL CRÉDITO

Sección 5.01. Condiciones suspensivas para el Otorgamiento del Crédito. Sandvik pondrá el Crédito a disposición del Acreditado cuando haya recibido o haya sucedido todo lo que a continuación se lista antes o a más tardar en la Fecha de Cierre (salvo para documentación o información para la cual este Contrato establece un plazo de anticipación mayor):

Section 5.01. Conditions Precedent Loaning. Sandvik will deliver the Loan to Borrower when it has received or when the list below has been performed on or before the Closing Date (except for the documentation or information for which this Agreement sets forth a greater term):

Versión de firma/Execution version

       (a) Copia certificada ante notario público de las escrituras públicas o actas del Consejo de Administración o de la Asamblea de Accionistas, que contengan los nombramientos, nombres y tipo de poderes de los representantes del Acreditado autorizados para la celebración del presente Contrato, el Pagaré cualquier otro instrumento, documento o certificación que el Acreditado deba firmar en relación con el presente Contrato, junto con un certificado expedido por el Secretario del Consejo de Administración del Acreditado, en donde se hagan constar las firmas completas y verdaderas de dichos funcionarios. Sandvik actuará de acuerdo con dichos certificados hasta en tanto no sean cancelados o modificados por un certificado posterior expedido por funcionario autorizado del Acreditado y mediante el cual se den a conocer las firmas de los funcionarios que quedarán como autorizados mediante dicho certificado posterior.

       (a) Certified copy before Notary Public of the public instruments or Board of Administration’s or Shareholder’s meeting minutes, which contain the appointment, names and powers of attorney of the Borrower’s representatives authorized to enter into this Agreement, the Note or any other instrument, document, certificate that the Borrower is required to execute hereunder, together with a certificate of the secretary of the board of directors of the Borrower containing the true and complete signature of such officers. Sandvik shall act in accordance with said certificates until they are cancelled or modified by a certificate issued after by a Borrower’s authorized officer and through which the signatures of the authorized officers will be identified by means of said subsequent certificate.

       (b) Copia certificada ante notario público de estatutos sociales y escritura constitutiva del Acreditado, incluyendo sus reformas con datos de inscripción en el Registro Público de la Propiedad y del Comercio correspondiente;

       (b) Certified copy before a Notary Public containing the Borrower’s articles of incorporation and current bylaws, including the amendments to the same with registry information in the corresponding Public Registry of Property and Commerce;

(c) El Pagaré suscrito en favor de Sandvik por apoderado con facultades para emitir títulos de crédito.	(c) The Note signed in favor of Sandvik by an attorney in fact with the authority to issue negotiable instruments;

(d) La Solicitud de Disposición.	(d) The Delivery Application.

       (e) Copia de la(s) orden(es) de compra y/o del contrato de compra venta de la Maquinaria y Equipo y confirmación del vendedor de la Maquinaría y Equipo de que el Acreditado ha pagado el equivalente al 30% (treinta por ciento) del precio de compra de la Maquinaria y Equipo.

       (e) Copy of the purchase order(s) and/or sale and purchase agreement for the Machinery and Equipment and confirmation from the seller of the Machinery and Equipment that the Borrower had paid the equivalent to 30% (thirty percent) of the purchase price of the Machinery and Equipment.

(f) Pago de la Comisión de Estructuración.	(f) Payment of the Arrangement Fee.

ARTICULO VI	ARTICLE VI
CAUSAS DE INCUMPLIMIENTO	EVENTS OF DEFAULT

Versión de firma/Execution version

       Sección 6.01 Causas de incumplimiento. Si alguno de los siguientes hechos llegara a ocurrir, continuando por un periodo de 7 (siete) días naturales, a partir de la fecha en que Sandvik notifique al Acreditado de la existencia de dicho hecho (con excepción de los hechos descritos en los párrafos (a), (c), (d), (g) y (h) de esta sección, para los cuales no aplicará período de gracia, ni se requerirá notificación de parte de Sandvik) Sandvik podrá dar por terminadas todas sus obligaciones respecto del presente Contrato, pudiendo Sandvik dar por vencido anticipadamente el plazo para el pago y hacer exigible la totalidad de la cantidad principal insoluta del Crédito o del Pagaré, junto con todos los intereses devengados e insolutos y cualquier otra cantidad pagadera en relación con el presente Contrato, haciendo efectivas las garantías consignadas en este Contrato, caso en el cual el Crédito, el Pagaré, todos los intereses y cualquier otra cantidad pagadera en relación con los mismos, serán exigibles y pagaderos sin necesidad de requerimiento de pago, demanda, protesto o notificación de cualquier tipo, derechos a los cuales el Acreditado expresamente renuncia mediante la firma del presente Contrato, bajo el entendido de que no obstante la nulidad o rescisión de este Contrato por cualquier causa, las partes quedarán obligadas a sujetarse a los términos y condiciones del mismo en tanto que cualquier cantidad que se adeude con base en el presente Contrato permanezca insoluta.

       Section 6.01. Events of Default. If any of the following events shall occur and be continuing for a period of 7 (seven) calendar days after Sandvik shall have notified the Borrower of the existence of any such event, (with the exception of the events described in paragraph (a), (c), (d), (g) and (h) herein below for which no grace period or Sandvik notification shall be applicable or required) Sandvik may declare all of its obligations hereunder to be terminated, whereupon the commitment of Sandvik hereunder shall forthwith terminate and Sandvik may declare the entire unpaid principal amount of the Loan or the Note, together with all interests accrued and unpaid thereon and all other amounts payable hereunder to be forthwith due and payable, making effective the security interests granted herein, event in which the Loan, the Note, all the interests and any other amount related to the same, shall be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, with the understanding that in the case of termination or a declaration of annulment hereof for any reason whatsoever, the parties shall be obligated to abide by the terms and conditions hereof should there be any outstanding pending amounts further to this Agreement.

       (a) Si el Acreditado incumple con el pago de cualquier cantidad de amortización de principal cuando éste fuera exigible, o incumple en el pago de cualquier interés respecto del saldo insoluto del Crédito cuando el mismo fuera exigible o de cualquier accesorio o pago bajo este Contrato; o

(a) The Borrower fails to pay any amount of principal installment when due, or fails to pay any interest on outstanding balance when due or any accessory or payment hereunder; or

(b) Si el Acreditado incumple con asegurar sus propiedades en la forma prevista en el presente Contrato, o si las pólizas de seguros correspondientes dejaran de encontrarse vigentes; o	(b) The Borrower fails to insure its properties in the manner foreseen in this Agreement, or the corresponding insurance policies cease to be in full force and effect at any time; or

       (c) Cualquier declaración o garantía del Acreditado conforme al presente Contrato o en cualquier certificado, convenio, instrumento o declaración contemplada en los mismos, resultara ser falsa o incorrecta cuando se haya hecho; o

(c) Any representation or warranty made by the Borrower in this Agreement or in any certificate, agreement, instrument or statement contemplated in the same, resulted untrue or incorrect when made; or

Versión de firma/Execution version

       (d) El Acreditado incumple en la realización u observancia de cualquier término, convenio, contrato u obligación contenida en el presente Contrato o bajo otros contratos de crédito o convenios de los que se derive un pasivo financiero a su cargo; o

       (d) The Borrower fails to perform or observe any other term, covenant, agreement or obligation contained in this Agreement or under other loan agreements resulting in a financial liability borne against the same; or

       (e) El Acreditado incumple en el pago de una cantidad superior a U.S. $1.00 (uno Dólares 00/100) respecto de cualquier adeudo u obligación cuando la misma se volviera exigible o bien durante cualquier período de gracia aplicable, o si tuviera lugar cualquier situación o condición que pudiera resultar en el vencimiento anticipado de cualquier adeudo u obligación con valor superior a la cantidad de U.S. $1.00 (uno Dólares 00/100) respecto de cualquier adeudo u obligación del Acreditado, o bien si dicha situación o condición habilitara (o bien que mediante notificación, o por el transcurso del tiempo o ambos pudiera habilitar) al tenedor de dicho adeudo u obligación o a cualquier persona actuando en su representación para anticipar el vencimiento de dicho adeudo u obligación; o

       (e) The Borrower fails to make any payment in an aggregate amount in excess of US$1.00 (one Dollars 00/100), with respect of any indebtedness or obligation when due or within any applicable grace period or any event or condition shall occur which results in the acceleration of the maturity of any indebtedness in an aggregate amount in excess of U.S. $1.00 (one Dollars 00/100), in respect of indebtedness of the Borrower, or if said situation or condition enables (or, with the giving of notice or lapse of time or both, would enable) the holder of such indebtedness or any person acting on such holder’s behalf to accelerate the maturity thereof; or

(f) Si el Acreditado incumple con alguno de sus compromisos financieros a que se hace referencia en la Sección 4.01 (j) del presente Contrato u otras obligaciones bajo este Contrato; o	(f) If the Borrower fails to comply with any of the financial covenants set forth in Section 4.01 subsection (j) or other obligations hereof; or

(g) Si ocurre un Cambio de Propietario o Pérdida de Control.	(g) If a Change of Owner or Loss of Control occurs; or

       (h) El Acreditado, de conformidad con las leyes de la materia vigentes, cae en insolvencia o acepta por escrito su incapacidad de pagar sus deudas según vayan venciendo o efectúan una cesión en beneficio de sus acreedores, o caiga en los supuestos de incumplimiento generalizado de obligaciones, o se nombra a un interventor en su operación o sobre sus activos.

       (h) The Borrower, pursuant to the laws in force and effect, shall be insolvent or admit in writing its inability to pay its debts as they mature, or make an assignment for the benefit of its creditors, or it falls in the event of a generalized default of its obligations, or if a creditor’s overseer is named in its business, or over its assets; or

Versión de firma/Execution version

       (i) Si cualquier autoridad o cualquier persona expropiare o asumiere la custodia o el control de todos o cualquier parte importante de los bienes del Acreditado, o desplazare la administración del Acreditado, o limitare su facultad para operar sus negocios.

       (i) If any authority or any person seized or procured custody or control of all or important part of the Borrower’s assets, or removed the Borrower’s administration, or limited its capacity to operate its business; or

       (j) Si el Gobierno de México implementare cualquier acción o programa (incluyendo sin limitación la declaración de moratoria) que afecte: (i) el calendario de pagos de cualquiera de las obligaciones que tenga el Acreditado conforme a este Contrato y el Pagaré; (ii) la disponibilidad para el Acreditado de la moneda extranjera que requiera para poder pagar oportunamente cualquiera de las obligaciones que tenga en relación con este Contrato y el Pagaré.

       (j) If the Government of Mexico implemented any action or program (including without limitation the moratorium statement) that affects: (i) the calendar of payments of any of the Borrower’s obligations hereunder and the Note; (ii) the availability to the Borrower of foreign currency which it requires to pay timely any of the obligations in the Note and hereunder; or

       (k) Si una licencia, consentimiento, autorización, concesión, registro o aprobación importante y necesaria para permitir al Acreditado realizar sus operaciones habituales es revocada, modificada o retenida, de manera de afectar significativamente la capacidad del Acreditado para cumplir con sus obligaciones de carácter financiero, incluyendo el pago de capital e intereses del Crédito, y dicho incumplimiento continúa sin solución durante sesenta días o más luego de ocurrido dicho evento.

       (k) If any important and necessary license, consent, authorization, concession, registry or approval to allow the Borrower perform its usual business is revoked, modified or retained, in a way that it affects significantly the Borrower’s capacity to comply with its financial obligations, including the payment of capital and interests of the Loan, and said default continues with no solution for a 60 day term after the date of the event.

(l) Si, a criterio exclusivo de Sandvik, se ha producido un Efecto Material Adverso	(l) If to Sandvik’s criteria, a Material Adverse Effect has occurred.

(m) Si el Acreditado omite pagar la Comisión de Estructuración en la fecha señalada en la Sección 2.08.	(m) Should Borrower fail to pay the Arrangement Fee in the dates specified in Section 2.08.

El Acreditado conviene en proporcionar a Sandvik tan pronto éste se lo solicite, cualquier información que resulte relevante para la determinación de la existencia de alguna circunstancia que pudiera causar el vencimiento anticipado de dicho adeudo u obligación.

The Borrower agrees to deliver to Sandvik, as soon as it requests the same, any information which result relevant to determine the existence of any situation which could result in the acceleration of the maturity date of said debt or obligation.

Versión de firma/Execution version

ARTICULO VII	ARTICLE VII
MISCELÁNEOS	MISCELLANEOUS

       Sección 7.01. No renuncia; Recursos adicionales. La omisión o retraso por parte de Sandvik o del tenedor del Pagaré, en el ejercicio de cualquier derecho, privilegio o recurso a que se tenga derecho mediante el presente Contrato, no será considerada como una renuncia a dicho derecho, privilegio o recurso; y el ejercicio parcial o aislado de cualquiera de esos derechos, privilegios o recursos no perjudicará el ejercicio posterior de los mismos o de cualquiera otro a que se tenga derecho por medio del presente Contrato. Todos los recursos o acciones que se prevén en el presente Contrato son adicionales y no excluyen el derecho a los recursos o acciones que la ley otorga.

       Section 7.01. No Waiver; Cumulative Remedies. No omission or delay on the part of Sandvik or on the part of the holder of the Note, in the exercise of any right, privilege or remedy hereunder shall not be considered as a waiver of such right, privilege or remedy; and no partial or isolated exercise of any such right, privilege or remedy shall preclude the further exercise of that or any other right, privilege or remedy hereunder. All the remedies contained herein are cumulative and do not exclude any statutory remedies granted by the law.

       Sección 7.02. Modificaciones. Ninguna modificación, terminación o renuncia a cualquier disposición del presente Contrato o del Pagaré, será valida a no ser que la misma se realice por escrito y sea firmada en forma autógrafa por apoderado o representante debidamente facultado de Sandvik, el Acreditado. Ninguna renuncia a cualquier disposición del presente Contrato o del Pagaré, ni el consentimiento de parte del Acreditado a la misma, será valida a no ser que se realice por escrito y sea firmada en forma autógrafa por apoderado o representante debidamente facultado de Sandvik, y solo entonces dicha renuncia o consentimiento será válida pero únicamente respecto del caso específico o para el propósito específico para la cual fue otorgada.

       Section 7.02. Amendments. No amendment, modification or termination of any provision of this Agreement or of the Note, shall be in any event effective unless the same shall be in writing and signed by the attorney in fact or authorized representative of Sandvik and the Borrower. No waiver of any provision of this Agreement or of the Note, nor consent to any departure by the Borrower therefrom, shall be in any event effective unless the same shall be in writing and signed by the attorney in fact or authorized representative of Sandvik, and only then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.

       Sección 7.03. Notificaciones. Todas y cada una de las notificaciones, solicitudes, aprobaciones, órdenes, instrucciones y cualquier otro tipo de comunicaciones requeridas o permitidas dentro del presente Contrato deberán ser por escrito y se entenderán efectuadas al momento de su recepción personal, o al día siguiente del que se envió si su envío se realizó mediante empresa de mensajería reconocida nacionalmente y la cual lleva registros de la hora, tiempo y destinatarios para efectos de recepción, o bien mediante confirmación de transmisión si el envío se realizó por facsímil o telecopia, y en cada caso se dirigirá de la siguiente manera:

       Section 7.03. Notices. Any and all notices, requests, approvals, demands, instructions and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon personal delivery, or on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place and recipient of delivery, or upon receipt of a confirmed transmission if sent by telecopy or facsimile transmission, and in each case if addressed as follows:

Versión de firma/Execution version

Para el Acreditado:	If to the Borrower:

Molimentales del Noroeste, S.A. de C.V.	Molimentales del Noroeste, S.A. de C.V.
Boulevard Solidaridad 335 – A	Boulevard Solidaridad 335 – A
Col. Las Palmas	Col. Las Palmas
Hermosillo, Sonora C.P. 83270	Hermosillo, Sonora C.P. 83270
Atención: Miguel Ángel Bonilla Meza	Attention: Miguel Ángel Bonilla Meza

Para Sandvik:	If to the Sandvik:

Sandvik Customer Finance LLC	Sandvik Customer Finance LLC
300 Technology Court, Smyrna, Georgia 30082,	300 Technology Court, Smyrna, Georgia 30082,
USA	USA
Atención: Jason DeMars	Attention: Jason DeMars

o a cualquier de las partes de este Contrato a cualquier otra dirección que le notifiquen por escrito a las otras partes durante la vigencia del presente Contrato.	or to any of the parties hereto to any other address as they may notify the other parties in writing during the term hereof.

Sección 7.04 Gastos y Costas; Indemnización	Section 7.04. Costs and Expenses. Indemnification.

(a) El Acreditado deberá pagar: (i) aun cuando no se disponga del Crédito (por causas imputables al Acreditado), todos los gastos razonables incurridos o a ser pagados por Sandvik, incluyendo honorarios y gastos razonables de asesores y abogados de Sandvik, en relación con la preparación o administración de los Documentos del Crédito, así como con cualquier renuncia o consentimiento o modificación que se haga bajo este Contrato, o con cualquier Causa de Incumplimiento o manifestación de Causa de Incumplimiento que sobrevenga; y (ii) si sobreviene alguna Causa de Incumplimiento, todos los gastos razonables que deba efectuar Sandvik por razón de la misma, incluyendo (sin duplicar) los honorarios y gastos razonables de asesores externos relacionados con esta Causa de Incumplimiento y cobro, concurso mercantil, insolvencia y otros trámites que resulten. Todos estos gastos razonables serán pagaderos cuando se presenten estados de cuenta y/o recibos y/o facturas al Acreditado. Los gastos razonables por concepto de honorarios y gastos razonables de abogados de Sandvik los pagará el Acreditado una vez que se dé la Fecha de Cierre.

(a) The Borrower agrees to pay: (i) even if the Loan is not used (for causes imputable to the Borrower), all reasonable costs and expenses of Sandvik, including reasonable fees and expenses of Sandvik’s advisors and attorneys, in connection with the preparation or administration of the Loan Documents, as well as any waiver or consent or amendment performed hereunder, or with any Event of Default or statement of Event of Default that overcomes; and (ii) if any Event of Default overcomes, all reasonable costs and expenses that Sandvik must disburse as a result of the same, including (without duplicating) the reasonable fees and expenses of external advisors in connection with this Event of Default and collection, “concurso mercantile”, insolvency and other resulting procedures. All these reasonable costs shall be payable when the statements and/or receipts and/or invoices are delivered to the Borrower. All reasonable costs in connection to fees and expenses of Sandvik’s attorneys shall be paid by Borrower on the Closing Date.

Versión de firma/Execution version

(b) El Acreditado conviene en indemnizar a Sandvik, sus afiliados, directores, funcionarios, representantes, socios, accionistas y empleados (cada uno el “Titular de Indemnización”) y mantener a cada Titular de Indemnización en paz y a salvo y libre de cualquier responsabilidad, pérdida, demanda, daño, así como costo y gasto razonable de cualquier tipo, incluyendo sin limitación alguna, los honorarios y gastos razonables de asesores externos, en que pueda incurrir algún Titular de Indemnización con motivo de algún procedimiento administrativo, judicial o de investigación (ya sea que dicho Titular de Indemnización se considere o no como parte de dicho procedimiento) y que derive o relacione con el presente Contrato, o del uso o propuesta de uso del Crédito otorgado mediante el presente Contrato; bajo el entendido de que ningún Titular de Indemnización tendrá derecho de ser indemnizado por su propia culpa o negligencia, tal y como se determine por un tribunal competente para resolver dicho asunto.

(b) The Borrower agrees to indemnify Sandvik, its respective affiliates and the respective directors, officers, agents, partners, shareholders and employees (each an “Indemnitee”) and hold each Indemnitee harmless from and against any and all liabilities, losses, claims, damages, costs and expenses of any kind, including, without limitation, the reasonable fees and disbursements of outside counsel, which may be incurred by such Indemnitee in connection with any investigative, administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Agreement or any actual or proposed use of proceeds of the Loan hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction.

Sección 7.05 Ejemplares. Este Contrato podrá ser formalizado firmándose en cualquier número de ejemplares, cada uno de los cuales al firmarse será considerado como original del mismo Contrato.	Section 7.05. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original of the same Agreement.

Sección 7.06 Obligatoriedad: Cesión.	Section 7.06. Binding Effect; Successors and Assigns.

       (a) El presente Contrato iniciará su vigencia en la fecha en que el mismo sea debidamente firmado por el Acreditado y Sandvik, siendo a partir de entonces obligatorio para todas las partes así como para sus sucesores o cesionarios, de conformidad con sus términos, bajo el entendido de que el Acreditado no podrá ceder sus derechos o intereses derivados del presente Contrato, sin el consentimiento previo y por escrito de Sandvik. Por el contrario, Sandvik estará facultado para negociar, vender, ceder, transferir o participar en todo o en parte el adeudo insoluto a cargo del Acreditado derivado del presente Contrato o el Pagaré, o ceder de cualquier otra forma, todo o parte del adeudo insoluto a cargo del Acreditado derivado del presente Contrato o el Pagaré en favor de terceros, o participar o vender participaciones en todo o en parte de sobre el Crédito y el Pagaré a terceros (en lo sucesivo el “Participante(s)”). En cualquier caso, Sandvik deberá notificar al Acreditado de cualquier cesión que lleve a cabo.

       (a) This Agreement shall become effective when it shall have been executed by the Borrower and Sandvik, and thereafter shall be binding upon and inure to the benefit of the Borrower and Sandvik and their respective successors and assignees, pursuant to the terms hereof, in the understanding that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of Sandvik. On the other hand, Sandvik may negotiate, sell, assign, transfer, or participate all or part of the outstanding indebtedness of the Borrower hereunder and under the Note, or assign in any other manner all or part of the Borrower’s outstanding indebtedness hereunder and under the Note in favor of third parties, or participate or sell participations in whole or part over the Loan and the Note to third parties (hereinafter referred to as the "Participant(s)"). In any event, Sandvik must notify Borrower of any assignment performed.

Versión de firma/Execution version

       (b) Para el caso de participaciones o venta de participaciones de parte o todo el Crédito y el Pagaré a instituciones financieras del exterior, no surgirá una relación de acreedor-deudor entre el Acreditado y los Participantes, derivado del contrato de participación correspondiente. Para el caso de cesiones a instituciones de crédito o instituciones financieras del exterior, el Acreditado, por medio del presente, reconoce y conviene en que cualquier cesión que se realice de conformidad con lo aquí estipulado, tendrá como resultado la creación de una obligación directa entre el Acreditado y el Participante, debiendo en dicho caso el Participante ser considerado como Sandvik para efectos del presente Contrato y el Pagaré.

       (b) In the event of participations or sale of participations in whole or part of the Loan and the Note to foreign financial institutions, there shall be no lender-borrower relationship between the Borrower and the Participants, resulting from the corresponding participation agreement. In the event of assignments to foreign financial or credit institutions, Borrower, hereby, acknowledges and agrees that any assignment performed pursuant to the terms hereof, shall result in the creation of a direct obligation between the Borrower and the Participant, having in such event the Participant the right to be considered as Sandvik for effects of this Agreement and the Note.

       Sección 7.07 Legislación y Jurisdicción Aplicable. El presente Contrato y el Pagaré están sujetos y regidos por, y para todos los efectos serán interpretados de conformidad con las leyes de los Estados Unidos Mexicanos.

Section 7.07. Governing Law. This Agreement and the Note shall be construed and governed for all purposes shall be interpreted in accordance with the laws of the United Mexican States.

(b) Cualquier demanda o procedimiento que pretenda llevarse a cabo en relación con el presente Contrato o el Pagaré, deberá presentarse ante los tribunales de la Ciudad Guadalajara, Jalisco (renunciando para tales propósitos a cualquier otro fuero o jurisdicción que pudiera corresponderles con motivo de sus domicilios presentes o futuros o por cualquier otra razón). El Acreditado por medio del presente, renuncia a cualquier objeción que pudiera tener en el presente o en el futuro, en relación con el foro o jurisdicción, en el que cualquier demanda, acción o procedimiento sea presentada con motivo de este Contrato o el Pagaré, de conformidad con lo estipulado en la presente sección.

(b) Any lawsuit or proceeding that it pretends to carry out in connection to the present Agreement or Note, shall be filed before the courts of the city of Guadalajara, Jalisco (waiving for such reasons any other jurisdiction which they may now or hereafter have by reason of their present or future). Borrower hereby, waives any objection it may have in the present or future, in connection to the courts or jurisdiction, in which any lawsuit, action or proceeding is filed in connection to this Agreement or Note, pursuant to the section hereof.

Versión de firma/Execution version

(c) En caso de juicio las partes desde ahora convienen que: (i) Sandvik está expresamente autorizado para señalar los bienes que deban embargarse, sin sujetarse al orden establecido por los artículos 1395 del Código de Comercio y 536 del Código de Procedimientos Civiles para el Distrito Federal y sus correlativos de los Códigos de los demás estados de la República Mexicana; (ii) el Acreditado no será depositario de la(s) fincas o de los bienes que se embarguen; (iii) Sandvik o el depositario que ésta designe, tomará de inmediato posesión del(os) inmueble(s) y/o bien(es) embargado(s), sin otorgar fianza.

(c) In the event of a trial the parties hereby agree that : (i) Sandvik is expressly authorized to set forth the assets that must be seized, not subject to the order set forth in articles 1395 of the Commerce Code and 536 of the Civil Procedures Code for Mexico City and relative articles of the other states of the Mexican Republic; (ii) the Borrower will not be depositary of the property(ies) or the assets that are seized; (iii) Sandvik or the designated depositary, shall take immediate possession of the property(ies) and/or asset(s), without granting any guaranty.

Sección 7.08 Tipo de Cambio.	Section 7.08 Conversion of Currencies.

       (a) Si para efecto de obtener la resolución de algún tribunal, es necesario convertir a otra moneda una suma contemplada en Dólares por el presente Contrato, las partes convienen en llevar a cabo lo anterior hasta donde legal y efectivamente les sea posible, aplicando el tipo de cambio para tal efecto que bajo operaciones normales utilice Sandvik para realizar la compra de Dólares utilizando la moneda correspondiente en la ciudad de Nueva York, Estados Unidos de América, el Día Hábil anterior a la fecha en que se deba cumplir la resolución definitiva correspondiente.

       (a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the parties hereto agree, to the fullest extent that they may legally and effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures Sandvik could purchase Dollars with such other currency in New York, New York on the Business Day immediately preceding the day on which final judgment is given.

       (b) La obligación de pago del Acreditado respecto de cualquier suma adeudada a Sandvik en Dólares deberá, hasta donde la ley lo permita, sin importar cualquier resolución en otra divisa que no sea Dólares, ser satisfecha en la moneda determinada por la resolución respectiva pero sólo en caso de que en el Día Hábil siguiente en que se reciba el pago de cualquier suma resuelta como adeudada en la resolución respectiva Sandvik pueda, utilizando la divisa empleada para dictar la resolución respectiva y conforme a operaciones bancarias normales, llevar a cabo la compra de Dólares por una cantidad equivalente a aquella que originalmente se le adeudaba conforme al presente Contrato o Pagaré. En caso de que la cantidad de Dólares que Sandvik pueda comprar resulte menor a la suma que originalmente se le adeudaba, el Acreditado conviene, como una obligación aparte y sin importar los términos de la resolución correspondiente, indemnizar a Sandvik por la pérdida cambiaria resultante; y en caso de que la cantidad de Dólares que Sandvik pueda comprar resulte mayor a la que originalmente se le adeudaba, Sandvik conviene entonces en devolver al Acreditado el exceso resultante de dicha operación cambiaria.

       (b) The obligation of the Borrower in respect of any sum due to Sandvik in Dollars shall, to the extent permitted by applicable law, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency Sandvik may in accordance with normal banking procedures purchase Dollars in the amount originally due to Sandvik pursuant to this Agreement or Note. If the amount of Dollars so purchased is less than the sum originally due to Sandvik, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Sandvik against the resulting loss; and if the amount of Dollars so purchased is greater than the sum originally due to Sandvik, the Bank agrees to repay such excess.

Versión de firma/Execution version

       Sección 7.09 Encabezados. El uso de encabezados en artículos y secciones del presente Contrato, es solo por conveniencia, y no se consideraran parte o serán utilizados para la interpretación de este Contrato.

Section 7.09. Headings. Article and Section headings used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

       Sección 7.10 Idioma. Este Contrato se firma en los idiomas Inglés y Español, los cuales constituyen un mismo instrumento, considerando que la versión en Español prevalecerá en caso de cualquier discrepancia.

       Section 7.10. Language. This Agreement is signed in both the English and the Spanish language, which will constitute one instrument considering that the Spanish version will always prevail in event of a discrepancy.

Habiéndose leído y acordado lo anterior las partes celebran el presente Contrato en la fecha indicada en el preámbulo de este Contrato.	IN WITNESS WHEREOF, the parties executed this Agreement on the date set forth in the preamble.

SANDVIK	EL ACREDITADO/ BORROWER
SANDVIK CUSTOMER FINANCE, LLC	MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

(Firmado/Signed) Jason DeMars	(Firmado/Signed) Francisco Arturo Bonillas Zepeda
Por/By: Jason DeMars	Por/By: Francisco Arturo Bonillas Zepeda
Representante Legal/ Attorney in Fact	Administrador Único / Sole Administrator

(Firmado/Signed) David Gardner
Por/By: David Gardner
Representante Legal/ Attorney in Fact

Versión de firma/Execution version

Exhibit A/Anexo A

SOLICITUD DE DISPOSICIón	DELIVERY APPLICATION

La presente Solicitud de Disposición se expide de conformidad con el contrato de crédito simple a plazo determinado (el “Contrato de Crédito”) celebrado el 4 de Noviembre de 2013, entre Molimentales del Noroeste, S.A. de C.V. (el “Acreditado”), sociedad debidamente constituida de conformidad con las leyes de México y Sandvik Customer Finance, LLC, una sociedad anónima debidamente constituida de conformidad con las leyes del Estado de Delaware, Estados Unidos de América (“Sandvik”). Los términos con mayúscula inicial que no sean definidos en el presente recibirán la definición que se les otorgó en el Contrato de Crédito, a no ser que en el presente se les otorgue una definición distinta.

The present Delivery Application is issued pursuant to the term loan agreement (the “Loan Agreement”) entered into on November 4, 2013, by and between Molimentales del Noroeste, S.A. de C.V. (the “Borrower”), a duly incorporated company pursuant to laws of Mexico, and Sandvik Customer Finance, LLC, a duly incorporated company pursuant to the laws of the State of Delaware, United States of America (“Sandvik”). The capitalized terms that are not defined herein shall have the meaning granted to the same under the Loan Agreement, unless otherwise defined herein.

El Acreditado por medio de la presente y de conformidad con el Contrato de Crédito, solicita que en fecha 4 de Noviembre de 2013, Sandvik ponga a su disposición, sujeto al cumplimiento de las condiciones previstas en el Artículo V del Contrato de Crédito, la cantidad de U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América), debiendo depositar dicha cantidad el 4 de Noviembre de 2013, en la cuenta del vendedor de la Maquinaria y Equipo o a la cuenta que Sandvik le instruya por escrito, correspondiente al 70% (setenta por ciento) del precio de compra de dicha Maquinaria y Equipo.

The Borrower herein and pursuant to the Loan Agreement, requests that on November 4, 2013, Sandvik delivers, subject to compliance of all the conditions set forth in Article V of the Loan Agreement, the amount of U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America), having to deposit said amount on November 4, 2013, in the account of the seller of the Machinery and Equipment or to the account set forth by Sandvik, corresponding to 70% (seventy per cent) of the price of purchase of said Machinery and Equipment.

La presente solicitud generará una Comisión por Estructuración equivalente a la cantidad de US $27,226.64 (Veintisiete mil doscientos veintiséis dólares 64/100 moneda del curso legal de los Estados Unidos de América), la cual será pagada por el Acreditado simultáneamente con la firma de esta solicitud, como condición necesaria para que Sandvik ponga a disposición del Acreditado el Adelanto aquí consignado.

This delivery shall generate an Arrangement Fee equivalent to the amount of US $27,226.64 (Twenty seven thousand two hundred twenty six dollars 64/100 legal currency of the United States of America), which shall be paid by Borrower simultaneously with the execution of this delivery application, as condition precedent for Sandvik to make the Advance herein consigned, available in favor of Borrower.

Versión de firma/Execution version

La presente solicitud se realiza considerando el hecho de que: (a) a la fecha de la presente no existe ninguna Causa de Incumplimiento, tal y como se define en el Contrato de Crédito, o situación que por su existencia o transcurso del tiempo o ambos pueda llegar a constituir una Causa de Incumplimiento, (b) las declaraciones y garantías del Acreditado referidas en el Artículo III del Contrato de Crédito, son correctas y válidas a la fecha de la presente, tal y como se realizaron en la fecha de celebración del Contrato de Crédito, y (c) ninguna Causa de Incumplimiento, según se define en el Contrato de Crédito, o situación que por su existencia o por el transcurso del tiempo o ambos pueda llegar a constituir una Causa de Incumplimiento, ha ocurrido o se mantiene vigente o pudiera resultar como consecuencia de la disposición del Contrato de Crédito.

The delivery application herein is performed taking into consideration that: (a) to this date there is no Event of Default, as defined under the Loan Agreement, or any situation that for its existence or lapse of time or both may become an Event of Default, (b) the representations and warranties of the Borrower referred to in Article III of the Loan Agreement, are correct and in effect to this date, exactly as they were performed n the date of execution of the Loan Agreement, and (c) no Event of Default, as defined in the Loan Agreement, or situation that for its existence or lapse of time or both may be come an Event of Default, has occurred or is in effect or may result as a consequence of the delivery of the Loan Agreement.

El presente documento se presenta en un formato de doble columna en Español y su traducción al idioma Inglés. Dicha traducción es sólo de cortesía, no oficial, y por lo tanto para efectos legales solamente tendrá validez la versión en el Idioma Español.

This document is presented in a double column format with the original in the Spanish language and translated into English. This is a courtesy translation; therefore the legally valid version shall be the Spanish language version.

La presente solicitud se expide el 4 de Noviembre de 2013, y es firmada por el suscrito en mi calidad de apoderado y funcionario del Acreditado.	The application herein is issued on November 4, 2013, and is executed by the undersigned as attorney in fact and officer of the Borrower.

Versión de firma/Execution version

Exhibit B/Anexo B

REPAYMENT SCHEDULE AND TERMINATION VALUES/
PROGRAMA DE REPAGO Y VALORES DE TERMINACIón

Purchase Price/ Precio de Compra:	$ 4,861,900.00
Down Payment/ Enganche:	$ 1,458,570.00
Principal/Cantidad Principal:	$ 3,403,330.00

Fecha de Pago/Due Date	Pago/Installment (Total USD)	Amortización/A mortization	Interes/Interest	Saldo insoluto/Balance
25-11-2013	116.156,92	94.536,94	20.419,98	3.308.793,06
25-12-2013	114.389,70	94.536,94	19.852,76	3.214.256,11
25-01-2014	113.822,48	94.536,94	19.285,54	3.119.719,17
25-02-2014	113.255,26	94.536,94	18.718,32	3.025.182,22
25-03-2014	112.688,04	94.536,94	18.151,09	2.930.645,28
25-04-2014	112.120,82	94.536,94	17.583,87	2.836.108,33
25-05-2014	111.553,59	94.536,94	17.016,65	2.741.571,39
25-06-2014	110.986,37	94.536,94	16.449,43	2.647.034,44
25-07-2014	110.419,15	94.536,94	15.882,21	2.552.497,50
25-08-2014	109.851,93	94.536,94	15.314,99	2.457.960,56
25-09-2014	109.284,71	94.536,94	14.747,76	2.363.423,61
25-10-2014	108.717,49	94.536,94	14.180,54	2.268.886,67
25-11-2014	108.150,26	94.536,94	13.613,32	2.174.349,72
25-12-2014	107.583,04	94.536,94	13.046,10	2.079.812,78
25-01-2015	107.015,82	94.536,94	12.478,88	1.985.275,83
25-02-2015	106.448,60	94.536,94	11.911,66	1.890.738,89
25-03-2015	105.881,38	94.536,94	11.344,43	1.796.201,94
25-04-2015	105.314,16	94.536,94	10.777,21	1.701.665,00
25-05-2015	104.746,93	94.536,94	10.209,99	1.607.128,06
25-06-2015	104.179,71	94.536,94	9.642,77	1.512.591,11
25-07-2015	103.612,49	94.536,94	9.075,55	1.418.054,17
25-08-2015	103.045,27	94.536,94	8.508,32	1.323.517,22
25-09-2015	102.478,05	94.536,94	7.941,10	1.228.980,28
25-10-2015	101.910,83	94.536,94	7.373,88	1.134.443,33
25-11-2015	101.343,60	94.536,94	6.806,66	1.039.906,39
25-12-2015	100.776,38	94.536,94	6.239,44	945.369,44
25-01-2016	100.209,16	94.536,94	5.672,22	850.832,50
25-02-2016	99.641,94	94.536,94	5.104,99	756.295,56
25-03-2016	99.074,72	94.536,94	4.537,77	661.758,61
25-04-2016	98.507,50	94.536,94	3.970,55	567.221,67
25-05-2016	97.940,27	94.536,94	3.403,33	472.684,72
25-06-2016	97.373,05	94.536,94	2.836,11	378.147,78
25-07-2016	96.805,83	94.536,94	2.268,89	283.610,83
25-08-2016	96.238,61	94.536,94	1.701,66	189.073,89
25-09-2016	95.671,39	94.536,94	1.134,44	94.536,94
25-10-2016	95.104,17	94.536,94	567,22	- 0,00

Versión de firma/Execution version

Exhibit C/Anexo C

P A G A R É / P R O M I S S O R Y N O T E
Suma Principal / Principal Amount U.S. $3,403,330.00

POR VALOR RECIBIDO, Molimentales del Noroeste, S.A. de C.V., una sociedad debidamente constituida y existente bajo las leyes de los Estados Unidos Mexicanos (en lo sucesivo, el “Suscriptor”), por este Pagaré promete incondicionalmente pagar a la orden de SANDVIK CUSTOMER FINANCE, LLC, una sociedad constituida y existente bajo las leyes del Estado de Delaware, Estados Unidos de América (en lo sucesivo, el “Tenedor”), la cantidad principal de U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América), en 36 (treinta y seis) amortizaciones mensuales consecutivas, en las cantidades y fechas que se establecen en la página 2 (cada una denominada en lo sucesivo como “Fecha de Pago de Principal”):

FOR VALUE RECEIVED, Molimentales del Noroeste, S.A. de C.V., a corporation duly organized and existing under the laws of the United Mexican States (the “Borrower”) hereby unconditionally promises to pay to the order of SANDVIK CUSTOMER FINANCE, LLC, a company duly organized and existing under the laws of the State of Delaware, United States of America (“Lender”), the sum of U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America), in 36 (thirty six) consecutive monthly installments, in the amounts and on the dates specified on page 2 below (each a “Principal Payment Date”):

La cantidad principal insoluta bajo este Pagaré generará intereses ordinarios sobre saldos insolutos a una tasa porcentual anual 7.20% (en lo sucesivo, la “Tasa de Interés”). Los intereses bajo este Pagaré se calcularán diariamente utilizando la fórmula de un año de 360 (trescientos sesenta) días y sobre el número de días efectivamente transcurridos.

The principal amount hereunder shall bear ordinary interest on the unpaid principal balance at an annual percentage of 7.20% (the “Interest Rate”). Interest under the present Promissory Note shall be computed on a daily basis using a year of 360 (three hundred and sixty) days and shall be assessed for the actual number of days elapsed.

Si cualquier cantidad pagadera al Tenedor bajo el presente Pagaré no es pagada a su vencimiento, el saldo insoluto de este Pagaré vencerá anticipadamente y el Suscriptor pagará a la vista intereses moratorios sobre dicho saldo insoluto, a partir de la fecha de dicho vencimiento anticipado y hasta que la suma de principal e intereses sea totalmente pagada, a una tasa anual equivalente a la Tasa de Interés más 20% (veinte puntos porcentuales), por el número de días de retraso.

If any amount payable to Lender under the present Promissory Note is not paid when due, the unpaid balance of the present Promissory note shall be immediately due and payable and the Borrower shall pay moratory interests over the unpaid balance, starting from the date in which the payments were due until the date that the principal and interests are completely paid, at an annual rate equivalent to the Interest Rate plus 20% (twenty percent), times the number of days delinquent.

Versión de firma/Execution version

Fecha de Pago/Due Date	Pago/Installment (Total USD)	Amortización/A mortization	Interes/Interest	Saldo insoluto/Balance
25-11-2013	116.156,92	94.536,94	20.419,98	3.308.793,06
25-12-2013	114.389,70	94.536,94	19.852,76	3.214.256,11
25-01-2014	113.822,48	94.536,94	19.285,54	3.119.719,17
25-02-2014	113.255,26	94.536,94	18.718,32	3.025.182,22
25-03-2014	112.688,04	94.536,94	18.151,09	2.930.645,28
25-04-2014	112.120,82	94.536,94	17.583,87	2.836.108,33
25-05-2014	111.553,59	94.536,94	17.016,65	2.741.571,39
25-06-2014	110.986,37	94.536,94	16.449,43	2.647.034,44
25-07-2014	110.419,15	94.536,94	15.882,21	2.552.497,50
25-08-2014	109.851,93	94.536,94	15.314,99	2.457.960,56
25-09-2014	109.284,71	94.536,94	14.747,76	2.363.423,61
25-10-2014	108.717,49	94.536,94	14.180,54	2.268.886,67
25-11-2014	108.150,26	94.536,94	13.613,32	2.174.349,72
25-12-2014	107.583,04	94.536,94	13.046,10	2.079.812,78
25-01-2015	107.015,82	94.536,94	12.478,88	1.985.275,83
25-02-2015	106.448,60	94.536,94	11.911,66	1.890.738,89
25-03-2015	105.881,38	94.536,94	11.344,43	1.796.201,94
25-04-2015	105.314,16	94.536,94	10.777,21	1.701.665,00
25-05-2015	104.746,93	94.536,94	10.209,99	1.607.128,06
25-06-2015	104.179,71	94.536,94	9.642,77	1.512.591,11
25-07-2015	103.612,49	94.536,94	9.075,55	1.418.054,17
25-08-2015	103.045,27	94.536,94	8.508,32	1.323.517,22
25-09-2015	102.478,05	94.536,94	7.941,10	1.228.980,28
25-10-2015	101.910,83	94.536,94	7.373,88	1.134.443,33
25-11-2015	101.343,60	94.536,94	6.806,66	1.039.906,39
25-12-2015	100.776,38	94.536,94	6.239,44	945.369,44
25-01-2016	100.209,16	94.536,94	5.672,22	850.832,50
25-02-2016	99.641,94	94.536,94	5.104,99	756.295,56
25-03-2016	99.074,72	94.536,94	4.537,77	661.758,61
25-04-2016	98.507,50	94.536,94	3.970,55	567.221,67
25-05-2016	97.940,27	94.536,94	3.403,33	472.684,72
25-06-2016	97.373,05	94.536,94	2.836,11	378.147,78
25-07-2016	96.805,83	94.536,94	2.268,89	283.610,83
25-08-2016	96.238,61	94.536,94	1.701,66	189.073,89
25-09-2016	95.671,39	94.536,94	1.134,44	94.536,94
25-10-2016	95.104,17	94.536,94	567,22	-0,00

Versión de firma/Execution version

Para efectos del presente, por “Período de Interés” se entenderá un período de 1 (un) mes conforme al cual los intereses sobre la cantidad principal en su momento insoluta se calculen y ajusten. Lo anterior en el entendido que (x) el primer Período de Interés sobre la cantidad principal insoluta iniciará en la fecha de emisión del presente y concluirá el día numérico correspondiente a 1 (un) mes de calendario después; (y) cada uno de los Períodos de Interés siguientes, comenzará el día siguiente al último día del Período de Interés inmediato anterior y concluirá en el día numérico correspondiente a 1 (un) mes de calendario después; y (z) cualquier Período de Interés que esté vigente en una Fecha de Pago de Principal, terminará precisamente en dicha Fecha de Pago de Principal.

For purposes of this Promissory Note, “Interest Period” means a period of 1 (one) calendar month pursuant to which interest on the amount from time to time outstanding hereunder will be computed and adjusted. In the understanding that (x) the first Interest Period with respect to the outstanding principal amount will commence on the date hereof and shall end on the numerically corresponding day 1 (one) calendar month thereafter; (y) each Interest Period thereafter shall begin the day following the last day of the preceding immediate Interest Period and shall end on the numerically corresponding day 1 (one) calendar month thereafter; and (z) each Interest Period in force in a Date of Principal Payment, shall end precisely on the Date of Principal Payment.

Siempre que el último día de cualquier Período de Interés ocurra en un día distinto a un Día Hábil, el último día de dicho Período de Interés se extenderá al Día Hábil inmediato siguiente, en el entendido que, si como consecuencia de dicha extensión el último día de dicho Período de Interés tuviera lugar en el siguiente mes de calendario, el último día de dicho Período de Interés tendrá lugar en el Día Hábil inmediato anterior.

Provided that the last day of any Interest Period occurs on a day other than a “Business Day”, the last day of said Interest Period will be extended to the following immediate Business Day, in the understanding that, if as a consequence of said extension the last day of said Interest Period had place in the following calendar month, the last day of said Interest Period shall have place in the preceding immediate Business Day.

El último Período de Interés concluirá el 25 de Octubre del 2016.	The last Interest Period shall end on October 25th, 2016.

Para efectos del presente, por “Día Hábil” se entenderá cualquier día en el que la banca comercial no se encuentre requerida o autorizada por ley para cerrar en la Ciudad de México, Estados Unidos Mexicanos o en la ciudad de Santiago de Chile, Chile.

In connection to the present promissory note, “Business Day” means any day in which the banks are not required or authorized by law to close in Mexico City, United Mexican States or in the city of Santiago de Chile, Chile.

Cualquier falta de pago puntual de cualquier cantidad de principal o intereses de este Pagaré, motivara que la totalidad de la suerte principal de este Pagaré e intereses sobre la misma venzan anticipadamente y sean exigibles y pagaderos de inmediato.

Any failure to make any principal or interest payment an interest when due on this Promissory Note shall make the entire unpaid hereof and interest accrued thereon immediately become due and payable.

La suma principal de este Pagaré y los intereses se pagarán en Dólares moneda de curso legal en los Estados Unidos de América, mediante depósito o transferencia de fondos confirmada por escrito en fondos disponibles para ser libremente transferidos el mismo día antes de las 11.00 AM (hora de la ciudad de Santiago de Chile, Chile), a la siguiente cuenta bancaria, o en cualquier otro domicilio o forma que el Tenedor le indique al Suscriptor:

The principal amount hereof and interest thereon shall be payable in Dollars lawful currency of the United States of America, by means of a deposit or transfer of funds confirmed in writing in immediately available funds to be disposed freely in the same day before 11:00 AM (time of the city of Santiago de Chile, Chile), to the following bank account or in any other domicile or manner that the Lender notifies to the Borrower:

Versión de firma/Execution version

Banco: Nordea Bank Finland Plc-New York Branch	Bank: Nordea Bank Finland Plc-New York Branch
No de cuenta: 4010673001	Account Number: 4010673001
Titular: Sandvik Customer Finance, LLC	Beneficiary: Sandvik Customer Finance, LLC
ABA#: 026010786	ABA#: 026010786
Swift: NDEAUS3N	Swift: NDEAUS3N
Referencia: # 1845	Reference: # 1845

Todos los pagos a ser realizados por el Suscriptor bajo este Pagaré se harán sin compensación o contra-reclamación y sin deducción por o a cuenta de cualquier retención o impuestos de cualquier naturaleza, presentes o futuros, establecidos por los Estados Unidos Mexicanos o cualquier autoridad gubernamental o subdivisión política de los mismos, a menos que el Suscriptor esté obligado por ley a hacer dicho pago sujeto a cualesquiera de dichos impuestos. En ese caso, el Suscriptor:

All payments to be made by Borrower under this Promissory Note shall be made without set-off or counterclaim and without deduction for or on account of any present or future withholding or other taxes of any nature imposed by the United Mexican States or any governmental authority or any political subdivision thereof, unless Borrower is compelled by law to make payment subject to any such taxes. In such event, Borrower shall:

(i) pagará al Tenedor aquellas cantidades adicionales que sean necesarias para asegurar que el Tenedor reciba una cantidad en dólares, moneda del curso legal de los Estados Unidos de América, neta equivalente a la cantidad total que el Tenedor hubiere recibido si el pago no se hubiera hecho sujeto a dicho impuesto; o en su defecto;

(i) pay to Lender such additional amounts as may be necessary to ensure that the Lender receives a net amount in United States Dollars equal to the full amount which would have been receivable had payment not been made subject to such tax; or in such case;

(ii) pagará por cuenta y orden del Tenedor el impuesto sobre la renta aplicable que grava a pagos de intereses al extranjero conforme a la Ley del Impuesto sobre la Renta; y	(ii) pay on behalf of Lender the Mexican income tax applicable to interest paid abroad, pursuant to the Mexican Income Tax Law; and

(iii) pagará dichos impuestos a las autoridades fiscales correspondientes y, dentro de los 60 (sesenta) días siguientes a la fecha en que dichos impuestos se deban y sean pagaderos, enviará al Tenedor aquellas constancias o recibos que el Tenedor razonablemente solicite como evidencia del pago del Suscriptor.

(iii) remit such tax to the relevant taxing authorities according to applicable law, and, within 60 (sixty) days following the date in which such tax is due and payable, send to Lender such certificates or certified receipts as Lender shall reasonably require as proof of the payment by Borrower of any such taxes payable by Borrower.

Versión de firma/Execution version

El Suscriptor deberá asegurarse que en toda la documentación en la cual se evidencie el pago de cualquier impuesto aplicable en los Estados Unidos Mexicanos, cumpla con todos los requisitos legales aplicables.

The Borrower must ascertain that on the documentation evidencing payment of any taxes applicable in Mexico complies with all the corresponding applicable legal requirements.

Según se utilizan en el presente, los términos “Impuesto” o “Impuestos”, incluyen todas las contribuciones, impuestos, responsabilidades, deducciones y retenciones existentes, de ser el caso, en los Estados Unidos Mexicanos y cualesquiera limitaciones o condiciones que tengan como consecuencia una contribución conjuntamente con intereses sobre, y multas en relación con, dicha contribución, que pudiera imponerse en virtud de la violación de o incumplimiento con las leyes fiscales correspondientes, ya sea determinada como resultado de, o de conformidad con, operaciones denominadas en dólares, moneda del curso legal de los Estados Unidos de América, o el pago o entrega de fondos dentro o fuera de cualquier jurisdicción distinta a la de los Estados Unidos Mexicanos (sea que se determine a cargo del Suscriptor o del Tenedor).

As used herein, the terms “tax” and “taxes” include all existing Mexican contributions, taxes, duties, deductions and withholdings and any restrictions or conditions resulting in a charge together with interest thereto which may be imposed by reason of any violation or default with respect to the law regarding such tax, assessed as a result of or in connection with the transactions in United States Dollars or the payment or delivery of funds into or out or any jurisdiction other than the United Mexican States (whether assessed against Borrower or Lender).

El Suscriptor renuncia a la presentación, demanda, protesto y cualquier otra notificación en relación con este Pagaré.	The Borrower waives presentment, demand, protest and notice of any kind in connection with this Promissory Note.

Para los efectos del artículo 128 de la Ley General de Títulos y Operaciones de Crédito de los Estados Unidos Mexicanos, el plazo para presentación para pago de este Pagaré por medio del presente se prorroga irrevocablemente hasta por 6 (seis) años a partir de la fecha de suscripción de este Pagaré, en el entendido de que dicha prórroga no impedirá la presentación de este Pagaré con anterioridad a dicha fecha.

For purposes of article 128 of the General Law on Negotiable Instruments and Credit Transactions of the United Mexican States the term of presentment of this Promissory Note for payment is hereby irrevocably extended 6 (six) years as of the date of issuance of this Promissory Note, it being understood that such extension shall not be deemed to prevent presentment of this Promissory note prior to such date.

Para todo lo relacionado con el presente Pagaré, incluyendo sin limitación el domicilio para ser requerido de pago en relación con el presente Pagaré, el Suscriptor señala como su domicilio el siguiente:

For everything related to this Promissory Note, including without limitation the domicile for demanding payment under this Promissory Note, the Borrower designates his domicile as:

Versión de firma/Execution version

Molimentales del Noroeste, S.A. de C.V.	Molimentales del Noroeste, S.A. de C.V.

Boulevard Solidaridad 335 – A	Boulevard Solidaridad 335 – A
Col. Las Palmas	Col. Las Palmas
Hermosillo, Sonora C.P. 83270	Hermosillo, Sonora C.P. 83270
Atención: Miguel Ángel Bonilla Meza	Attention: Miguel Ángel Bonilla Meza

Para todo lo relacionado con el presente Pagaré, el Suscriptor reconoce el siguiente como domicilio del Tenedor:	For everything related to this Promissory Note, the Borrower accepts the following as the domicile of the Lender:

Sandvik Customer Finance, LLC	Sandvik Customer Finance, LLC

300 Technology Court,	300 Technology Court,
Smyrna, Georgia	Smyrna, Georgia
30082, USA	30082, USA
Atención: Jason DeMars	Attention: Jason DeMars

Este Pagaré será regido por, y para todos los efectos será interpretado de conformidad con las leyes de los Estados Unidos Mexicanos.	This Promissory Note shall be governed by, and for all purposes construed in accordance with, the laws of the United Mexican States.

Para todo lo relacionado con este Pagaré, el Suscriptor se somete irrevocablemente a la jurisdicción de los tribunales del ubicados en Guadalajara, Jalisco, México, renunciando a cualquier otro fuero que por razón de su domicilio, presente o futuro, pudiera llegar a corresponderle.

For everything related to this Promissory Note the Borrower irrevocably submits himself to the jurisdiction of the courts of the State of Guadalajara, Jalisco, Mexico, waiving any rights of forum by reason of his present or future domicile.

Este Pagaré consiste de 6 páginas, cada una de las cuales ha sido debidamente firmada por el Suscriptor.	This Promissory Note consists of 6 pages, each signed by the Borrower.

El Suscriptor emite este Pagaré el 4 de Noviembre del 2013, en Hermosillo, Sonora, México.	The Borrower makes and delivers this Promissory Note in Hermosillo, Sonora, Mexico, on November 4, 2013.

Versión de firma/Execution version

Exhibit D/Anexo D

CONTRATO DE PRENDA SIN	PLEDGE WITHOUT TRANSFER OF
TRANSMISIón DE POSESIón	POSSESSION

Contrato de prenda sin transmisión de posesión (el “Contrato”) que suscriben por una parte SANDVIK CUSTOMER FINANCE, LLC (el “Acreedor”), y por la otra MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (el “Deudor Prendario”), de conformidad con los siguientes antecedentes y cláusulas:

Pledge without transfer of possession agreement (the “Agreement”) made and entered into by and between SANDVIK CUSTOMER FINANCE, LLC (the “Lender”), and MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (the “Pledgor”), pursuant to the following antecedents and clauses:

ANTECEDENTES	ANTECEDENTS

1. Con fecha 4 de Noviembre del 2013, (i) el Acreedor en su carácter de acreditante, y el Deudor Prendario en su carácter de deudor, celebraron cierto contrato de apertura de crédito simple a plazo determinado #1845 (según sea modificado o reexpresado de tiempo en tiempo, el “Contrato de Crédito”), conforme al cual el Acreedor acordó poner a disposición del Deudor Prendario una línea de crédito por la cantidad total de hasta U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América), con el fin de financiar la compra por parte del Deudor Prendario de cierta Maquinaria y Equipo (según se define en el Contrato de Crédito). Una copia del Contrato de Crédito se adjunta al presente Contrato como Anexo “A”. Los términos con mayúscula inicial que no se encuentren expresamente definidos en el presente Contrato, tendrán el significado atribuido a los mismos en el Contrato de Crédito.

1. WHEREAS, on the 4th day of November, 2013, (i) the Lender acting as lender, and the Pledgor acting as borrower, entered into certain term loan agreement #1845 (such agreement, as the same may be amended or restated from time to time, the “Loan Agreement”), pursuant to which the Lender agreed to make available to the Pledgor a credit facility in the amount of U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America), with the purpose of financing the Pledgor’s purchase of certain Machinery and Equipment (as such terms are defined in the Loan Agreement). A copy of the Loan Agreement is attached herein as Exhibit “A”. Capitalized terms used and not otherwise defined herein, shall have the definition provided to the same in the Loan Agreement.

2. Con el fin de garantizar el cumplimiento oportuno y total de las Obligaciones Garantizadas (según dicho término se define más adelante), el Deudor Prendario desea otorgar una prenda sin transmisión de posesión en primer lugar y grado de prelación en favor del Acreedor Prendario sobre los Bienes Pignorados (según dicho término se define más adelante).

2.WHEREAS, with the purpose of securing the full and timely performance and all the Secured Obligations (as such term is defined below), the Pledgor wishes to grant a first priority pledge without transfer of possession in favor of Lender over the Pledged Assets (as such term is defined below).

En virtud de lo anterior, las partes declaran que en la celebración del presente Contrato no existe error, dolo o mala fe, por lo que acuerdan las siguientes:	In virtue of the aforementioned, the parties agree that in the present Agreement there is no error, fraud or bad faith, and agree to the following:

Versión de firma/Execution version

CLÁUSULAS	CLAUSES

PRIMERA. Constitución de la Prenda. (a) Para garantizar al Acreedor: (i) el pago puntual y total del Crédito, los Intereses, el Pagaré y cualesquiera otras cantidades pagaderas de conformidad con el Contrato Crédito, ya sea a su vencimiento estipulado o anticipado; y (ii) el cumplimiento por todas y cada una de sus obligaciones derivadas del Contrato de Crédito, el Pagaré y cualesquiera otros instrumentos o documentos que se requiera de conformidad con los mismos, así como las obligaciones del Deudor Prendario derivadas de este Contrato, la ley o de resoluciones judiciales en favor del Acreedor (todas las obligaciones antes mencionadas en lo sucesivo serán denominadas conjuntamente como las “Obligaciones Garantizadas”), en los términos de la Sección Séptima del Título Segundo de la Ley General de Títulos y Operaciones de Crédito (“LGTOC”), el Deudor Prendario por medio del presente Contrato, otorga en prenda sin transmisión de posesión en primer lugar y grado de prelación en los términos del Artículo 354 (y demás disposiciones aplicables) de la LGTOC (la “Prenda”) en favor del Acreedor (y sus respectivos sucesores y cesionarios), la Maquinaria y Equipo descrito en el Anexo “B” del presente Contrato (los “Bienes Pignorados”).

FIRST. Incorporation of the Pledge. (a) To secure to the Lender: (i) the timely and full payment of the Loan, the Interests, the Note and any other payable amounts pursuant to the Loan Agreement, either at the stipulated or anticipated term; and (ii) performance of each and every one of the obligations derived from the Loan Agreement, the Note and any other instruments or documents required pursuant to the same, as well as the Pledgor’s obligations derived from this Agreement, the law or judicial resolutions in favor of Lender (all the aforementioned obligations will be hereinafter referred jointly as the “Secured Obligations”), in terms of Section Seven of the Second Title of the General Law of Negotiable Instruments and Credit Operations (“LGTOC”); the Pledgor by means of the present Agreement; grants a first priority pledge without transfer of possession in terms of article 354 (and other applicable dispositions) of the LGTOC (the “Pledge”) in favor of the Lender (and its corresponding successors and assignees), the Machinery and Equipment described in Exhibit “B” herein (the “Pledged Assets”).

(b) El Acreedor en este acto acepta la Prenda en los términos del presente Contrato.	(b) The Lender in this act accepts the Pledge in the terms hereof.

(c) De conformidad con lo establecido en los artículos 362 y 363 de la LGTOC, las partes acuerdan expresamente que en caso de que el valor de mercado de los Bienes Pignorados disminuya de manera tal que los Bienes Pignorados no sean suficientes para cubrir el importe del principal y los accesorios de las Obligaciones Garantizadas más el 20% (veinte por ciento), en términos del avalúo que sea elaborado por un valuador designado por el Acreedor para dichos efectos (el “Avalúo”), el Deudor Prendario estará obligado a constituir una prenda o alguna otra garantía sobre bienes adicionales a fin de restituir la proporción original, dentro de un plazo de 15 (quince) días naturales contados a partir de la fecha en que el Acreedor notifique dicha disminución al Deudor Prendario. Todos los costos y gastos relacionados con el avalúo antes referido, y en su caso por el otorgamiento de las garantías adicionales, serán pagados en su totalidad por el Deudor Prendario.

(c) Pursuant to articles 362 and 363 of the LGTOC, the parties expressly agree that in case the market value of the Pledged Assets decreases in such a way that it becomes insufficient to cover the principal amount and accessories of the Secured Obligations plus 20% (twenty per cent), as provided by the appraisal to be performed by the appraiser appointed by the Lender for said purposes (the “Appraisal”), the Pledgor will be obliged to grant a pledge or any other security interest over additional assets in order to reinstate the original proportion of the Pledged Assets, within a term of 15 (fifteen) calendar days from the date the Lender notifies such decrease to Pledgor. All costs and expenses in connection with the abovementioned appraisal, and if applicable for the grant of the security interests over additional assets, shall be borne by Pledgor.

Versión de firma/Execution version

SEGUNDA. Autorización para usar los Bienes Pignorados. (a) Salvo que el Acreedor dé notificación por escrito al Deudor Prendario con 3 (tres) días naturales de anticipación, el Deudor Prendario tendrá el derecho de usar los Bienes Pignorados en el curso ordinario de su negocio.

SECOND. Authorization for use of the Pledged Assets. (a) Except when Lender notifies Pledgor in writing with 3 (three) days in advance, the Pledgor shall have the right to use the Pledge Assets during the ordinary course of its business.

(b) El Deudor Prendario no tendrá derecho de vender, transferir o de cualquier forma gravar los Bienes Pignorados.	(b) Pledgor will not have the right to sell, transfer or encumber the Pledged Assets in any way;

(c) En caso de que el Deudor Prendario no cumpla con las disposiciones de esta Cláusula, las Obligaciones Garantizadas se darán por vencidas aún antes de su vencimiento, sin perjuicio de cualquier otro recurso del Acreedor establecido en el presente Contrato o el Contrato de Crédito.

(c) In the event that Pledgor does not comply with the present clause’s dispositions, the Secured Obligations will expire in anticipation even before their maturity date, without prejudice of any other appeal of Lender set forth in the present Agreement or in the Loan Agreement.

TERCERA. Ubicación de los Bienes Pignorados. (a) Para los efectos de los Artículos 355 y 356 de la LGTOC, las partes convienen que los Bienes Pignorados estarán ubicados en todo momento en las plantas del Deudor Prendario ubicadas en los domicilios que se señalan en el Anexo “B” (“la Ubicación”).

THIRD. Location of the Pledged Assets. (a) For purposes of articles 355 and 356 of the LGTOC, the parties agree that the Pledged Asset will be located at all times in Pledgor’s facilities located in the domiciles mentioned in Exhibit “B” (the “Location”).

(b) El Deudor Prendario deberá obtener el consentimiento previo y por escrito del Acreedor en caso de que desee mover los Bienes Pignorados de la Ubicación.	(b) Pledgor shall obtain from Lender prior consent in writing in the event that it wishes to move the Pledged Assets from the Location.

CUARTA. Uso de los Bienes Pignorados. (a) Sujeto a lo establecido por el párrafo (d) de esta Cláusula Cuarta, durante la vigencia de este Contrato, el Deudor Prendario tendrá derecho a (i) utilizar los Bienes Pignorados en el curso normal de su actividad preponderante; y (ii) percibir y utilizar, en el curso de su Actividad Preponderante, los frutos y productos derivados de los Bienes Pignorados.

FOURTH. Use of the Pledged Assets. (a) Subject to paragraph (d) of this Fourth Clause, during the term of this Agreement, the Pledgor shall have the right to (i) use the Pledged Assets in the ordinary course of its main business activity; and (ii) receive and use, in the course of its main activity, the proceeds and yield (frutos y productos) derived from the Pledged Assets.

Versión de firma/Execution version

(b) El Deudor Prendario deberá abstenerse de llevar a cabo cualesquiera actos fuera del curso ordinario de su actividad preponderante, que tengan o puedan tener como consecuencia la disminución del valor de los Bienes Pignorados.

(b) The Pledgor shall abstain from taking any actions out of the ordinary course of its business activity, which may cause the value of the Pledged Assets to be reduced.

(c) Asimismo, el Deudor Prendario no permitirá ni concederá el uso, ya sea oneroso o gratuito, de los Bienes Pignorados a tercero alguno, sin el previo consentimiento por escrito del Acreedor. El Deudor Prendario pagará en tiempo todos los impuestos federales, estatales o municipales relacionados con o derivados de los Bienes Pignorados y entregará al Acreedor la documentación que acredite el cumplimiento de esta obligación, según el Acreedor se lo solicite de tiempo en tiempo.

(c) Additionally, Pledgor will not allow nor grant the use, either free or for a valuable consideration, of the Pledged Assets to any third party, without prior written consent from Lender. Pledgor shall pay timely all the federal, state and municipal taxes related to or derived from the Pledged Assets and shall deliver to Lender the documentation proving the performance of this obligation, per Lender’s request from time to time.

(d) El derecho del Deudor Prendario para llevar a cabo cualesquiera de las acciones conforme con los incisos (i), y (ii) del párrafo (a) anterior, cesará de inmediato, en caso de que ocurra y subsista una Causa de Incumplimiento (según dicho términos se define más adelante), salvo que el Acreedor otorgue su consentimiento por escrito.

(d) The right of the Pledgor to take any action pursuant to subsections (i) and (ii) of paragraph (a) above, shall cease upon the occurrence and continuance of an Event of Default (as such term is defined below), except as otherwise consented in writing by Lender.

QUINTA. Mantenimiento, riesgo de pérdida y daños. (a) El Deudor Prendario será responsable por la pérdida, daño o deterioro de los Bienes Pignorados, sin perjuicio de su obligación de mantener asegurados los Bienes Pignorados como se estipula en este Contrato.

FIFTH. Maintenance, risk of loss and damage. (a) Pledgor shall be responsible for the loss, damage or deterioration of the Pledged Assets, apart from its obligation to maintain the Pledged Assets insured as stipulated in the present Agreement.

(b) Asimismo, el Deudor Prendario será responsable por el deterioro, daños y perjuicios que sufran los Bienes Pignorados debido a su culpa o negligencia o la de sus Consejeros o Administrador Único (según sea el caso), funcionarios, empleados, visitantes o cualquier otra persona que administre, use o maneje los Bienes Pignorados.

(b) Likewise, the Pledgor shall be responsible for the deterioration, damage and loss suffered by the Pledged Assets due to its own fault of negligence or that of its Advisors or Sole Administrator (as applicable), officers, employees, visitors or any other person that manages, uses or handles the Pledged Assets.

(c) El Deudor Prendario hará o procurará que se lleven a cabo todos los actos que sean necesarios o convenientes para mantener, preservar y proteger los Bienes Pignorados, y mantenerlos en buenas condiciones de reparación y funcionamiento en todos los aspectos (salvo por su uso y desgaste natural) y de cuando en cuando hará o procurará que se lleven a cabo todas las reparaciones, reemplazos y mejoras apropiadas de los Bienes Pignorados con un técnico autorizado por el Deudor Prendario.

(c) The Pledgor shall perform or secure that all the actions necessary or convenient for the maintenance, preservation and protection of the Pledged Assets are performed, and preserve the same in good conditions of repair and operation in all aspects (except for the normal wear and use) and from time to time perform or secure that all the appropriate repairs, replacements and improvements are performed over the Pledged Assets by an authorized expert by the Pledgor.

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(d) Las partes en el presente Contrato convienen que el Deudor Prendario deberá notificar al Acreedor cualquier hecho o acto que resulte en la destrucción, pérdida, robo o daño significativo de cualesquiera de los Bienes Pignorados, dentro de los diez (10) días naturales siguientes a la fecha en que ocurra tal hecho o acto.

(d) The parties hereby agree that Pledgor shall notify Lender within (10) calendar days following any event that results in any of the Pledged Assets being destroyed, lost, stolen or any of significant damage to the same.

SEXTA. Otras obligaciones del Deudor Prendario. Inspecciones.	SIXTH. Further obligations of the Pledgor.

(a) Inspecciones. El Deudor Prendario permitirá al Acreedor, o las personas que éste autorice para tal efecto (los “Inspectores”) la realización de inspecciones sobre los Bienes Pignorados, a efecto de verificar su Ubicación y estado de conservación, o para realizar el Avalúo.

(a) Inspections. The Pledgor shall permit the Lender or its duly authorized agents for such matter (the “Agents”) to perform inspections over the Pledged Assets, in order to verify its Location and condition, or to perform the Appraisal.

(b) Entrega de Información. El Deudor Prendario se obliga a entregar por escrito al Acreedor cualquier información que éste razonablemente le solicite de tiempo en tiempo en relación con los Bienes Pignorados.

(b) Delivery of Information. The Pledgor shall deliver in writing to Lender any information that Lender reasonably requests from time to time in connection to the Pledged Assets.

(c) Domicilio Social. El Deudor Prendario se obliga a no cambiar su domicilio social, a menos que (i) obtenga la autorización previa y por escrito del Acreedor; y (ii) solicite la inscripción del presente Contrato en el Registro Público de Comercio del nuevo domicilio, simultáneamente a la solicitud de inscripción del cambio de domicilio del Deudor Prendario.

(c) Corporate Domicile. The Pledgor shall not change its corporate domicile, unless (i) it procures the Lender’s prior written authorization; and (ii) requests the registration of this Agreement before the Public Registry of Commerce of the new domicile simultaneously with the notice for change of domicile of the Pledgor.

(d) Obligaciones de No Hacer. El Deudor Prendario acuerda que no creará ni permitirá que exista algún gravamen, prenda o garantía sobre o respecto de todos o parte de los Bienes Pignorados, salvo por la Prenda, ni podrá ceder de forma alguna el uso o goce de los Bienes Pignorados sin autorización expresa y por escrito del Acreedor.

(d) Negative Pledge. Pledgor agrees that it will not create nor permit to exist any lien, pledge, or security interest upon or with respect to all or part of the Pledged Assets except for the Pledge, nor may assign in any form the use or disposition of the Pledged Assets without prior written authorization from Lender.

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(e) Protección y Defensa. El Deudor Prendario defenderá su título o interés sobre los Bienes Pignorados en contra de cualquier acción contra los Bienes Pignorados, cualquiera que sea la forma en que surja, y de cualquier persona que sea.

(e) Protection. Pledgor shall defend its title or interest in the Pledged Assets against any action carried against the Pledged Assets, however arising, of all persons whomsoever.

SÉPTIMA. Seguros. El Deudor Prendario obtendrá y mantendrá en vigor, los siguientes seguros, aceptables para el Acreedor en cuanto a su forma y fondo, mientras cualquier cantidad pagadera de conformidad con el Contrato de Crédito y los Pagarés se encuentre insoluta, con compañías de seguros autorizadas para operar en México designadas por el Deudor Prendario y aceptables para el Acreedor:

SEVENTH.- Insurance. The Pledgor shall retain and maintain, the following insurances, acceptable to Lender in form and content, as long as any amount payable pursuant to the Loan Agreement and the Notes remain unpaid, with insurance companies approved to operate in Mexico appointed by Pledgor and acceptable to Lender:

(a)

Seguro que cubra los Bienes Pignorados, con las siguientes características: (i) que amparen los Bienes Pignorados contra todo riesgo asegurable; (ii) el monto del seguro será por al menos el valor de reposición los Bienes Pignorados, mismo que deberá ser ajustado cada año; (iii) el Acreedor será designado como beneficiario preferente e irrevocable del seguro mediante el endoso correspondiente, en forma y fondo satisfactorio para el Acreedor; (iv) en la(s) póliza(s) de seguro correspondiente(s) se hará constar expresamente que el seguro no podrá ser cancelado sin notificación previa y por escrito dada al Acreedor con 30 días naturales de anticipación; y (v) en caso de siniestro, la compañía aseguradora entregará la indemnización proveniente del seguro al Deudor Prendario para ser aplicada por éste a la reposición de los Bienes Pignorados; y

(a)

Insurance that covers the Pledged Assets, with the following characteristics: (i) that it covers the Pledged Assets against any insurable risk; (ii) the insured amount shall be at least that of the replacement value of the Pledged Assets, same that shall be adjusted each year; (iii) the Lender shall be irrevocably designated first priority loss payee of the insurance by means of the corresponding endorsement, in the form and content satisfactory to Lender; (iv) in the corresponding insurance policy(ies) it shall be stipulated that the insurance may not be cancelled without prior written notice granted to Lender 30 calendar days in advance; y (v) in the event of a catastrophe, the insurance company shall deliver the insurance indemnification to the Pledgor to be applied by the same for the replacement of the Pledged Assets; and

(b)

Seguro de responsabilidad civil frente a terceros, en la medida en que sea necesario para protegerse a sí mismo en contra de cualquier reclamación por daños causados por lesiones, incluyendo muerte accidental, así como por reclamaciones por daños a bienes que puedan surgir por la realización de sus actividades o el uso de los Bienes Pignorados, ya sea que dichos daños hayan ocurrido como consecuencia de actos u omisiones del Deudor Prendario o de sus visitantes o cualquier persona directa o indirectamente empleada por él.

(b)

Civil Liability before third parties insurance, as required to protect itself from any claim for damages caused by injuries, including accidental death, as well as any claims for damages to property that could arise for the performance of its activities or the use of the Pledged Assets, either that said damages occurred as a result of the acts or omissions of the Pledgor or of its victims or any other person directly or indirectly employed by the same.

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Los párrafos (a) y (b) anteriores, conjuntamente, los “Seguros”. El Deudor Prendario deberá entregar copia certificada de la(s) póliza(s) de los Seguros, a entera satisfacción del Acreedor, dentro de los 5 (cinco) días hábiles siguientes a la firma del presente Contrato.

Paragraphs (a) and (b) above, jointly, the “Insurance”. The Pledgor shall deliver a certified copy of the Insurance policy, to Lender’s entire satisfaction, within 5 (five) business days following the execution of the present Agreement.

OCTAVA. Ratificación e Inscripción. (a) Al momento de la celebración del presente Contrato, las partes ratificarán el presente Contrato ante el fedatario público que al efecto elija el Acreedor. El costo de dicha ratificación será pagado por el Deudor Prendario.

EIGHTH. Ratification and Registry. (a) At the time of the present Agreement, the parties ratify the present agreement before a notary public appointed by Lender. The cost of said ratification shall be borne by Pledgor.

(b) El Deudor Prendario, a su cargo y costo, inscribirá este Contrato en el Registro Único de Garantías Mobiliarias, dentro de los 30 días naturales siguientes a la fecha de celebración del presente Contrato.

(b) The Pledgor, at its own cost and expense, shall register this Agreement before the Sole Registry of Moveable Guaranties within the 30 (thirty) calendar days following the date of execution of the present Agreement.

(c) Si el Deudor Prendario no entrega al Acreedor el original inscrito de este instrumento dentro del plazo antes mencionado, las Obligaciones Garantizadas se darán por vencidas aún antes de su vencimiento, sin perjuicio de cualquier otro recurso del Acreedor establecido en el presente Contrato, el Contrato de Crédito o el Pagaré.

(c) Should Pledgor not deliver to Lender the original registered Agreement within the aforementioned term, the Secured Obligations shall expire before their maturity date, without prejudice of any other appeal the Lender has pursuant to this Agreement, the Loan Agreement or of the Note.

NOVENA. Declaraciones y garantías del Deudor Prendario. El Deudor Prendario declara y garantiza que:	NINTH. Representations and Warranties of the Pledgor. The Pledgor represents and warrants that:

(a) Es una sociedad anónima de capital variable, constituida conforme a las leyes de los Estados Unidos Mexicanos, autorizada legalmente para celebrar este Contrato, constituir la Prenda sobre los Bienes Pignorados y cumplir con las demás obligaciones que se establecen a su cargo en el presente Contrato.	(a) It is a variable capital corporation, duly incorporated and existing under the laws of the United Mexican States, legally authorized to enter into this Agreement, to create the Pledge over the Pledged Assets and to perform its other obligations hereunder.

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(b) Su representante cuenta con todas las facultades necesarias y suficientes para actuar en su nombre y representación, las cuales no les han sido revocadas, limitadas ni modificadas de forma alguna al momento de la celebración del presente Contrato.

(b) Its representative has sufficient authority to act on its name and behalf, which have not been modified, limited or revoked as of the date hereof;

(c) La celebración y entrega del presente Contrato por parte del Deudor Prendario, el cumplimiento de todas sus obligaciones derivadas del presente Contrato, así como la ejecución de las operaciones contempladas en el presente Contrato: (i) han sido debidamente autorizadas por parte del Deudor Prendario, mediante los actos corporativos correspondientes, (ii) constituyen obligaciones válidas y vinculantes del Deudor Prendario, mismas que son exigibles en sus términos, excepto por las limitaciones que pudieran derivar de cualquier legislación aplicable en materia de quiebras, concursos mercantiles, procedimientos de insolvencia, moratorias u otras leyes similares que limiten los derechos de los acreedores de forma general; (iii) no constituyen ni constituirán (x) un conflicto con, ni resultarán en, una violación de, o con la debida notificación, transcurso del tiempo, o ambas, constituirán, un incumplimiento de cualquier obligación contractual del Deudor Prendario; o (y) una violación a cualquier ley o resolución que resulte directamente aplicable al Deudor Prendario, ni (z) requieren el consentimiento de algún tercero en términos de alguna obligación contractual del Deudor Prendario.

(c) The execution and delivery by the Pledgor of this Agreement, and the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby, (i) has been duly authorized by all necessary corporate action on the part of Pledgor, (ii) constitute legal, valid and binding obligations of Pledgor, enforceable against Pledgor in accordance with their respective terms except as may be limited by bankruptcy, insolvency reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability, (iii) do not and will not (x) conflict with, result in a breach of or constitute with due notice, lapse of time, or both, a default under any contractual obligation of Pledgor; or (y) constitute a violation of any law or judgment applicable to Pledgor and (z) require any consent of any person under any contractual obligation of Pledgor.

(d) Excepto por las inscripciones mencionadas en la Cláusula Octava y demás disposiciones aplicables del presente Contrato, no se requiere ninguna otra autorización o aprobación o cualquier otra acción por alguna autoridad gubernamental u organismo regulatorio y tampoco será necesario presentar una notificación o solicitud ante dichas instancias, para (i) la constitución de la Prenda por parte del Deudor Prendario y la garantía constituida sobre los Bienes Pignorados o para la celebración, entrega o cumplimento de este Contrato por el Deudor Prendario (ii) el perfeccionamiento o mantenimiento de la Prenda, o (iii) el ejercicio por parte del Acreedor de los derechos que se le otorgan en el presente Contrato o la ejecución de la Prenda de conformidad con el presente Contrato.

(d) Except for registrations set forth in Clause Eighth and other applicable dispositions hereof, no other authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (i) the creation by the Pledgor of the Pledge and security interest granted hereunder over the Pledged Assets or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) the perfection or maintenance of the Pledge, or (iii) the exercise by the Lender of its rights provided for in this Agreement or the enforcement of the Pledge pursuant to this Agreement.

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(e) Al momento de la celebración del presente Contrato por parte del Deudor Prendario el Acreedor obtendrá una prenda en primer orden y grado de prelación, válida y exigible sobre los Bienes Pignorados, como garantía para el cumplimiento de las Obligaciones Garantizadas.

(e) At the time of execution of the present Agreement by the Pledgor, the Lender will obtain a valid and enforceable first priority pledge over the Pledged Assets, as a guaranty for the fulfillment of the Secured Obligations.

(f) No se ha iniciado, ni se encuentra pendiente, ninguna acción, demanda, investigación, litigio o procedimiento, y al leal saber y entender del Deudor Prendario, no existe un riesgo de que se presente alguna acción, demanda, investigación, litigio o procedimiento en contra del Deudor Prendario, que tenga como propósito objetar o anular o restringir los derechos de propiedad del Deudor Prendario sobre los Bienes Pignorados.

(f) No action, lawsuit, investigation, claim or proceeding is pending or has been initiated to the knowledge of the Pledgor, nor is there any risk of action, lawsuit, investigation, claim or proceeding against the Pledgor, that has as a purpose to object or nullify or restrict Pledgor’s ownership rights over the Pledged Assets.

(g) Reconoce y acepta que el otorgamiento y perfeccionamiento de la presente Prenda constituye un motivo determinante de la voluntad de Sandvik para el otorgamiento del Crédito.	(g) Acknowledges and accepts that the grant and execution of the present Pledge constitutes an essential inducement for Sandvik’s granting the Loan.

DÉCIMA. Casos de Vencimiento Anticipado; Notificación al Acreedor.	TENTH. Events of Early Termination; Notice to Lender.

1.        Casos de Vencimiento Anticipado. Si cualquiera de los casos de incumplimiento (según dicho término se define en el Contrato de Crédito como “Causal de Incumplimiento”) ocurre y continúa o si cualesquiera de los casos de vencimiento anticipado (en lo sucesivo denominado como un “Caso de Vencimiento Anticipado”) descritos a continuación ocurrieren, el Acreedor declarará el vencimiento anticipado del Adeudo y de los Pagarés, en cuyo caso la suma principal insoluta del Adeudo y de los Pagarés junto con los intereses devengados y no pagados, así como las demás cantidades pagaderas conforme al Contrato de Crédito y el Pagaré, serán exigibles y pagaderas de inmediato, sin requisito previo alguno de presentación, requerimiento, demanda, protesto, notificación de falta de pago o notificación de cualquier naturaleza, a todo lo cual el Deudor Prendario en este acto renuncia expresamente:

1.        Events of Early Termination. If any of the events of default (as such term is defined in the Loan Agreement as “Event of Default”) occurs and continues or if any of the events of early termination (hereinafter referred to as an “Event of Early Termination”) described below occur, the Lender will declare the early termination of the Debt and the Notes, in which case the unpaid principal amount of the Debt and of the Notes together with the unpaid accrued interests, as well as any other payable amounts pursuant to the Loan Agreement and the Note, shall be due and payable immediately, without any prior requirement of presentment, demand, protest or further notice of default of payment or of any kind, all of which are hereby expressly waived by the Pledgor:

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(a) Si cualquier declaración hecha por el Deudor Prendario conforme a este Contrato o cualquier certificación, documento o declaración entregado de conformidad con el presente Contrato, resultare ser falsa o incorrecta en cualquier aspecto de importancia al momento de haber sido hecha.

(a) If any statement performed by the Pledgor pursuant to this Agreement, or any certification, document or statement delivered pursuant to this Agreement, resulted false or incorrect in any way of importance at the time performed.

(b) Si el Deudor Prendario no cumple o no observa cualquier otro término, condición, obligación, acuerdo o convenio contenido en este Contrato y no subsana dicho incumplimiento dentro de los 10 (diez) días siguientes al día en que se lo requiera el Acreedor.

(b) If the Pledgor does not comply or observe any other term, condition, obligation, agreement contained in this Agreement and does not remedy said default within the 10 (ten) days following the date demanded by the Lender.

(c) Si el Deudor Prendario dejare de observar o cumplir con cualquier término, condición, obligación, acuerdo o convenio conforme a cualquier otro convenio o instrumento, y dicho incumplimiento subsistiere una vez transcurrido el período de gracia, si lo hubiere, estipulado en dicho acto, convenio o instrumento, si el efecto de dicho incumplimiento fuere el de anticipar o de permitir al beneficiario o acreedor o al tenedor o tenedores de los mismos acelerar el vencimiento de cualquier adeudo.

(c) If the Pledgor stopped observing or complying with any term, condition, obligation, agreement or covenant pursuant to any other agreement or instrument, and said default persisted once the grace period had expired, if any, stipulated in said act, agreement or instrument, if the effect that such default would be that of anticipating or allowing the beneficiary or lender or the holder or holders of the same to expedite the maturity of any debt.

(d) Si el Deudor Prendario admitiere por escrito su incapacidad para pagar sus deudas, o hiciere cesión de bienes en beneficio de acreedores, o fuere entablado por o en contra del Deudor Prendario cualquier procedimiento de concurso mercantil.

(d) If the Pledgor admitted in writing its inability to pay the debts, or performed an assignment of the assets in benefit of the creditors, or any mercantile proceeding was filed by or against the Pledgor.

(e) Si cualquier autoridad o cualquier persona confiscare, expropiare o asumiere la custodia o control de los Bienes Pignorados o desplazare la administración actual del Deudor Prendario, o limitare su facultad para operar sus negocios y dicha situación continúa por un período mayor a 30 (treinta días).

(e) If any authority or any person seizes, expropriates or assumed custody or control over the Pledged Assets or removed the current Pledgor’s administration, or limited its authorities to operate its business and said situation remained for a term exceeding 30 (thirty) days.

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(f) Si este Contrato no fuere inscrito en el Registro Único de Garantías Mobiliarias dentro del plazo estipulado en este Contrato, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(f) If this Agreement is not registered at the Sole Registry of Moveable Guaranties within the term stipulated in this Agreement, and said default is not remedied within a term of 10 (ten) days following the date demanded by Lender.

(g) Si el Deudor Prendario no entrega al Acreedor dentro de los 5 (cinco) días naturales siguientes a la fecha de celebración de este Contrato, las pólizas de Seguros mencionadas en la Cláusula Séptima del presente Contrato o por cualquier razón dichas pólizas permanecen sin efecto o no son renovadas en tiempo, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(g) If the Pledgor does not deliver to Lender within 5 (five) calendar days following the date of execution of the present Agreement, the Insurance policies set forth in Clause Seventh of the present Agreement or that by any reason said policies are not maintained or are not renewed in time, and said default was not remedied within 10 (ten) days following the date demanded by Lender.

(h) Si no se contrataren los seguros establecidas en este Contrato, o no se pagaren en tiempo las primas de seguro, o, por cualquier causa, dichos seguros dejaren de estar vigentes en cualquier momento en que las Obligaciones Garantizadas no hayan sido pagadas en su totalidad, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(h) if the insurances set forth in this Agreement are not retained, or the insurance premium, or, by any reason, said insurances cease to be in full force and effect at any time in which the Secured Obligations have not been completely paid, and said default is not remedied within 10 (ten) days following the date demanded by Lender.

(i) Si se creare cualquier gravamen, distinto a la prenda otorgada en el presente Contrato, sobre todo o parte de los Bienes Pignorados a menos de que sea involuntario y se deseche dentro de los 10 (diez) días siguientes a que se entable.

(i) If any lien was created, different to the Pledge hereof, over all or any part of the Pledged Assets unless it is involuntary and it is dismissed within 10 (ten) days following the date it is filed.

(j) Si todos o parte de los Bienes Pignorados se arrendaren o transmitieren, sin el previo consentimiento por escrito del Acreedor, o si todos o parte de los Bienes Pignorados fueren vendidos sin seguir las disposiciones del presente Contrato.

(j) If any or part of the Pledged Assets are leased or transferred, without the Lender’s prior written consent, or if all or part of the Pledged Assets were sold without observing the dispositions hereof.

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(k) Si el Deudor Prendario no permitiere a los Inspectores llevar a cabo su función.	(k) If the Pledgor does not permit the Agents perform their activities.

(l) Si se presentaren reclamaciones laborales que afecten adversamente el buen desarrollo de los negocios del Deudor Prendario o que afectaren a los Bienes Pignorados, y dicho incumplimiento no fuera subsanado dentro de los 30 días siguientes a que se lo requiera el Acreedor.

(l) If any labor claims are filed that adversely affect the good development of the Pledgor’s business or that affected the Pledged Assets, and that said Default was not remedied within 30 days following the date demanded by Lender.

(m) Si el Deudor Prendario dejare de pagar, sin causa justificada, cualesquier adeudo fiscal, o cuotas al Instituto Mexicano del Seguro Social (IMSS) o al Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) o al Sistema de Ahorro para el Retiro (SAR), a menos de que el Deudor Prendario los impugne de buena fe y en el curso ordinario de su actividad preponderante y para los cuales haya establecido las reservas adecuadas.

(m) If the Pledgor stopped paying, with no justified cause, any fiscal debt, or social security dues from the Social Security Institute (IMSS) INSTITUTO NACIONAL DE VIVIENDA (INFONAVIT) or the SISTEMA DE AHORRO PARA EL RETIRO (SAR), unless the Pledgor appeals in good faith and in the ordinary course of the main activity and that it has established the adequate exceptions.

(n) Si todo o parte de los Bienes Pignorados son embargados por orden emitida por autoridad competente, y dicho incumplimiento no fuera subsanado dentro de los 30 (treinta) días siguientes a que se lo requiera el Acreedor.

(n) If all or part of the Pledged Assets are seized by mandate of the competent authority, and said default is not remedied was not remedied within 30 days following the date demanded by Lender.

(o) Si el Deudor Prendario incumple con cualquiera de sus obligaciones derivadas de este Contrato, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(o) If the Pledgor fails to comply with any of the obligations stipulated herein and said default is not remedied within 10 (ten) days following the date demanded by Lender.

(p) En cualquier otro caso en que conforme a la ley, este Contrato o el Contrato de Crédito, el Acreedor tenga el derecho de dar por vencido anticipadamente el plazo para el pago de las Obligaciones Garantizadas, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(p) In any other event in which according to law, this Agreement or the Loan Agreement, the Lender has the right of terminating in advance the term for the payment of the Secured Obligations, and said default is not remedied within 10 (ten) days following the date demanded by the Lender.

2. Notificación al Acreedor. Sin limitar a cualesquiera de las declaraciones hechas por el Deudor Prendario en términos este Contrato, el Deudor Prendario notificará inmediatamente al Acreedor de:	2. Notice to the Lender. With no limitations whatsoever to any of the Pledgor’s recitals in terms of this Agreement, the Pledgor will notice immediately to the Lender of:

Versión de firma/Execution version

(a) Cualquier Caso de Incumplimiento, Caso de Vencimiento Anticipado o caso o circunstancia que, mediante aviso dado o por el transcurso del tiempo o ambos, daría lugar a un Caso de Vencimiento Anticipado en los términos de este Contrato o un Caso de Incumplimiento en los términos del Contrato de Crédito;

(a) Any Event of Default, Early Termination or event that, through a notice or by the course of time or both, an Early Termination event in the terms of this Agreement or in the Event of Default in the terms of the Loan Agreement.

(b) La presentación de cualquier acción, demanda o procedimiento o cualquier otro caso que pudiere tener un efecto adverso en contra del Deudor Prendario o sus bienes (incluyendo los Bienes Pignorados); y

(b) The filing of any action, lawsuit or proceeding or any other event that could have an adverse effect against the Pledgor or its assets (including the Pledged Assets).

(c) Cualquier circunstancia que pudiese dar lugar a alguna reclamación, defensa o compensación en contra del Acreedor, en relación con los derechos y obligaciones descritos en este Contrato, el Pagaré o el Contrato de Crédito.

(c) Any other circumstance that could result in any claim, defense or indemnification against the Lender, in connection to the rights and obligations described herein, the Note or the Loan Agreement.

3. Ejecución. En caso de que ocurra un Caso de Incumplimiento o un Caso de Vencimiento Anticipado, el Acreedor tendrá derecho a ejecutar la Prenda conforme a lo dispuesto en el Título Tercero Bis del Libro Quinto del Código de Comercio. En las controversias que se susciten con motivo de esta Prenda, se estará a lo dispuesto por las disposiciones legales aplicables.

3. Execution. In the event of an Event of Default or in the Event of an Early Termination, the Lender has the right to execute the Pledge pursuant to Title Three Bis of the Fifth Book of the Commerce Code. In the controversies that arise in connection to this Pledge, the applicable legal dispositions will apply.

En virtud de que las Obligaciones Garantizadas incluyen, principalmente, obligaciones monetarias denominadas en Dólares de los Estados Unidos de América, para el pago de dichas obligaciones, el producto en Pesos que se obtenga de la venta de los Bienes Pignorados, deberá ser convertido a Dólares de los Estados Unidos de América por el Acreedor en una operación llevada a cabo con The Bank of New York Mellon (“Mellon”), o con cualquier otra institución seleccionada por los Acreedores Prendarios, al tipo de cambio más favorable ofrecido por Mellon o cualquier otra institución elegida por el Acreedor, para el cumplimiento de dichas obligaciones denominadas en Dólares de los Estados Unidos de América, y dichas cantidades convertidas deberán ser aplicadas por el Acreedor hasta el monto resultante convertido, para el pago de las Obligaciones Garantizadas.

In virtue that the Secured Obligations include mainly economic obligations set forth in Dollars of the United States of America, for the payment of said obligations, the amount in pesos that results from the sale of the Pledged Assets, shall be converted to Dollars of the United States of America for the Lender in a transaction performed with The Bank of New York Mellon (“Mellon”), or any other institution selected by the Lender, for the fulfillment of said obligations in Dollars of the United States of America, and said converted amounts shall be applied by the Lender up to the resulting converted amount, for the payment of the Secured Obligations.

Versión de firma/Execution version

En relación con cualquier acción establecida en esta Cláusula Décima y en el Contrato de Crédito, el Acreedor conviene en actuar razonablemente, y en ningún caso el Acreedor será responsable por cualquier pérdida o daño relacionado con los Bienes Pignorados, resultantes de las acciones llevadas a cabo de conformidad con esta Cláusula Décima.

In connection to any action set forth in Clause Tenth and the Loan Agreement, the Lender agrees to act reasonably, and under no circumstance the Lender shall be responsible for the loss or damage related to the Pledged Assets, resulting from the actions performed pursuant to Clause Tenth hereof.

El Deudor Prendario y el Acreedor en este acto acuerdan que el derecho de prescripción de tres (3) años contenido en el Artículo 375 de la LGTOC, será contado a partir de la última fecha de pago del Adeudo establecida en el Contrato de Crédito.

The Pledgor and Lender hereby agree that the prescription right of three (3) years set forth in article 3785 of the LGTOC, shall commence on the last date of payment of the Debt set forth in the Loan Agreement.

DÉCIMA PRIMERA. Misceláneos.	ELEVENTH. Miscellaneous.

11.1 Notificaciones. Todas las notificaciones y comunicaciones derivadas del presente Contrato, deberán realizarse por escrito y mediante la entrega fehaciente de las mismas en los siguientes domicilios:

11.1 Notices. All notices and other communications provided for hereunder shall be in writing and delivered, as to each party hereto, at their address set forth below:

El Acreedor:	The Lender:

Sandvik Customer Finance, LLC	Sandvik Customer Finance, LLC
300 Technology Court	300 Technology Court
Smyrna, GA 30082, USA	Smyrna, GA 30082, USA
Atención: Jason DeMars	Attention: Jason DeMars

El Deudor Prendario:	The Pledgor:

Molimentales del Noroeste, S.A. de C.V.	Molimentales del Noroeste, S.A. de C.V.
Boulevard Solidaridad 335 – A	Boulevard Solidaridad 335 – A
Col. Las Palmas	Col. Las Palmas
Hermosillo, Sonora C.P. 83270	Hermosillo, Sonora C.P. 83270
Atención: Miguel Ángel Bonilla Meza	Attention: Miguel Ángel Bonilla Meza

Las partes podrán designar un domicilio distinto notificando a la otra parte por escrito.	The parties may appoint a different domicile by means of a written notice to the other.

11.2 Cesión de Derechos. Durante la vigencia del presente Contrato, el Deudor Prendario no podrá, sin el consentimiento previo y por escrito del Acreedor, ceder en todo o en parte los derechos derivados del presente Contrato. El Deudor Prendario podrá ceder total o parcialmente sus derechos derivados del presente Contrato, en cualquier momento, mediante notificación al Comprador, sin requerir autorización del Comprador.

11.2 Assignment of Rights. During the term of the present Agreement, the Pledgor may not without the prior written authorization of Lender, assign all or part of the rights set forth hereunder. The Lender may assign totally or partially its rights hereunder at any time by means of a written notice to the Pledgor, without requiring Pledgor’s consent.

Versión de firma/Execution version

11.3 Encabezados. Todos los encabezados de las cláusulas del presente Contrato son para fines de conveniencia y no modifican, definen o limitan, de modo alguno, los términos o disposiciones que en ellas se contienen.

11.3 Headings. The headings of this Agreement are intended only for ease of reference and do not modify, determine or affect in any way the meaning or interpretation of any of the provisions hereof.

11.4 Autonomía de las Disposiciones. La invalidez, ilegalidad o falta de coercibilidad de cualquiera de las disposiciones del presente Contrato hará inválida únicamente la disposición que esté prohibida o sea inválida y de ninguna manera afectarán la validez y coercibilidad de las demás disposiciones del mismo.

11.4 Severability of Provisions. If any section or provision of this Amendment Agreement shall be held to be illegal, invalid or unenforceable, such section or provision shall be severed from this Agreement, and shall in no way affect the validity of enforceability of the remaining provisions hereof.

11.5 Entendimiento completo. El presente Contrato contiene el acuerdo total y completo de las partes, quienes acuerdan sujetarse a los términos y condiciones establecidos en el mismo, y sustituye y deja sin efecto cualquier convenio o negociación previa oral o escrita entre las partes. Posterior a la firma del presente Contrato, este no podrá ser modificado y alterado excepto mediante el acuerdo por escrito y firmado por las partes.

11.5 Complete Understanding. The present Agreement contain the full and complete understanding of the parties, who agree to submit themselves to the terms and conditions set forth in the same, and it replaces and leaves without effect any other agreement or prior negotiation either written or oral between the parties. Following the execution of the present Agreement, it may not be modified or altered except by means of a written agreement executed by the parties.

11.6 Obligatoriedad. Este Contrato, y los respectivos derechos y obligaciones de las partes serán obligatorios y tendrán efecto para el beneficio de las partes y de sus respectos sucesores, representantes legales y cesionarios permitidos.

11.6 Binding. This Agreement, and its corresponding rights and obligations of the parties shall be binding and shall have effect for the benefit ¿of the parties and its successors, legal representatives and permitted assignees.

11.7 Modificaciones. Este Contrato no podrá ser modificado, salvo que exista un convenio por escrito y firmado por ambas partes.	11.7 Amendments. This Agreement may not be modified, unless there is an agreement in writing executed by both parties.

11.8 Acuerdos Adicionales. Cada uno de los contratantes acuerda firmar y entregar a la contraparte, cualquier documento adicional que se requiera y/o llevar a cabo cualquier acción que pueda ser necesaria para consumar en una forma más efectiva los propósitos y objetivos del presente Contrato.

11.8 Additional Agreements. Each one of the parties agrees to execute and deliver to the other, any additional document required and/or to perform the required actions that may be necessary to complete in an effective manner the purposes and objectives set forth herein.

Versión de firma/Execution version

11.9 Ejemplares del Contrato. Este Contrato podrá firmarse en uno o más ejemplares, cada una de los cuales se deberá considerar como un original, y el conjunto de todos ellos constituirá un instrumento jurídico único e idéntico.

11.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

11.10 Anexos. Todos los anexos del presente Contrato forman parte integral del mismo.	11.10 Exhibits. All the exhibits attached hereto shall be deemed as part hereof.

Anexo “A” Contrato de Crédito	Exhibit “A” Loan Agreement
Anexo “B” Descripción de los Bienes Pignorados	Exhibit “B” Description of the Pledged Assets.

11.12. Términos definidos. Los términos con mayúscula inicial no definidos en el presente Contrato, tendrán el significado atribuido a los mismos en el Contrato de Crédito.	11.12 Defined Terms. Capitalized terms used and not otherwise defined herein are used as defined in the Loan Agreement.

11.13 Impuestos. Todos los impuestos, derechos, gastos de registro, honorarios notariales que se generen por la celebración, ratificación y registro del presente Contrato deberán ser pagados por el Deudor Prendario. El Deudor Prendario deberá entregar copias de los comprobantes de dichos pagos al Acreedor cuando éste lo solicite.

11.13 Taxes. All taxes, rights, registry costs, notary public’s fees for the execution, ratification and registry of the present Agreement shall be borne by the Pledgor. Pledgor shall deliver to Lender copies of the receipts of payment of the abovementioned costs when demanded.

DÉCIMA SEGUNDA. Ley Aplicable y Jurisdicción. Para la interpretación y cumplimiento del presente Contrato, las partes acuerdan someterse libremente a lo establecido por la legislación de los Estados Unidos Mexicanos, a la jurisdicción de los Tribunales de la Ciudad de Guadalajara, Jalisco, México, renunciando a cualquier otro fuero que pudiera corresponderles en virtud de sus domicilios presentes o futuros o de la ubicación de los Bienes Pignorados.

TWELFTH. Applicable Law and Jurisdiction. For the interpretation and performance of this Agreement the parties agree to submit themselves to the laws of the United Mexican States, and to the jurisdiction of the courts located at Guadalajara, Jalisco, Mexico, waiving their right to be submitted to any other courts or jurisdictions according to their present or future domiciles or those of the location of the Pledged Assets.

El presente contrato se firma a los 4 días del mes de Noviembre del 2013.	The parties enter into this Agreement on November 4th, 2013.

Versión de firma/Execution version

Chart I/Tabla I

EQUIPMENT LIST/LISTA DE EQUIPOS

Supplier/	Quantity/	Equipment Description/	Serial Number/	Purchase Price/
Proveedor	Cantidad	Descripción del Equipo	Número de Serie	Precio de Compra

Sandvik	1	SV-1562	1188H12044	US $142,000.00
Sandvik	1	CJ-615	0990S13086	US $665,000.00
Sandvik	1	CS-660	0990S13188	US $740,000.00
Sandvik	1	CH-660	0990S13090	US $595,000.00
Sandvik	1	CH-660	0990S13158	US $595,000.00
Sandvik	1	CH-660	0990S13179	US $595,000.00
Sandvik	1	LF-2460-D	1188H12043	US $232,000.00
Sandvik	1	LF-2460-D	1188H12045	US $232,000.00
Sandvik	1	LF-2460-D	1188H12046	US $232,000.00
Sandvik	1	LF-2460-D	1188H12047	US $232,000.00
Sandvik	1	ASRi	5112	US $49,600.00
Sandvik	1	ASRi	5093	US $49,600.00
Sandvik	1	ASRi	5094	US $49,600.00
Sandvik	1	ASRi	5095	US $49,600.00
Sandvik	1	SP-1025	1188B12222	US $44,500.00
Sandvik	1	SP-1025	1188B12221	US $44,500.00
Sandvik	1	SP-1025	1188B12224	US $44,500.00
Sandvik	1	SP-1320	1188B12223	US $53,000.00
Sandvik	1	SP-1320	1188B12226	US $53,000.00
Sandvik	1	SP-1320	1188B12227	US $53,000.00
Sandvik	1	SP-1320	1188B12228	US $53,000.00
Sandvik	1	SP-1423	1188B12225	US $58,000.00